ALCON, INC.

Bösch 69
P.O. Box 62
Hünenberg, Switzerland

2008 FINANCIAL REPORT

ALCON, INC.

2008 FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alcon, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. Alcon, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alcon, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2008, Alcon, Inc.'s internal control over financial reporting is effective based on those criteria.

/s/ Cary R. Rayment	/s/ Richard J. Croarkin
Cary R. Rayment	Richard J. Croarkin
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	and Chief Financial Officer

March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2008, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*.

As discussed in notes 1 and 16, effective January 1, 2008, the Company implemented the measurement date provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

As discussed in note 14, effective January 1, 2008, the Company implemented SFAS No. 157, *Fair Value Measurements*.

As discussed in note 9, effective January 1, 2007, the Company implemented Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, *an interpretation of FASB Statement No. 109.*

As discussed in note 1, effective December 31, 2006, the Company implemented the recognition and related disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

As discussed in notes 1 and 12, effective January 1, 2006, the Company implemented SFAS No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcon, Inc.'s internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alcon, Inc.:

We have audited Alcon, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcon, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alcon, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control--Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Fort Worth, Texas
March 16, 2009

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	**2007**
	(in millions, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,449.4	$ 2,134.3
Short term investments	563.9	669.8
Trade receivables, net	1,168.0	1,089.2
Inventories	573.8	548.5
Deferred income tax assets	221.2	89.3
Other current assets	243.1	293.7
Total current assets	5,219.4	4,824.8
Long term investments	24.2	41.8
Property, plant and equipment, net	1,137.6	1,030.0
Intangible assets, net	91.3	89.6
Goodwill	645.1	626.0
Long term deferred income tax assets	341.3	322.1
Other assets	92.2	81.3
Total assets	$ 7,551.1	$ 7,015.6
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 198.5	$ 208.7
Short term borrowings	1,059.5	1,751.1
Current maturities of long term debt	1.1	1.3
Other current liabilities	931.2	901.1
Total current liabilities	2,190.3	2,862.2
Long term debt, net of current maturities	60.6	52.2
Long term deferred income tax liabilities	22.2	23.9
Other long term liabilities	586.9	702.6
Contingencies (note 18)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share; 321,297,600 shares authorized, 304,722,706 shares issued and 298,648,353 shares outstanding at December 31, 2008; 328,955,000 shares authorized, 311,735,728 shares issued and 297,662,706 shares outstanding at December 31, 2007	42.2	43.1
Additional paid-in capital	1,448.8	1,299.8
Accumulated other comprehensive income	80.0	203.0
Retained earnings	3,699.3	3,392.2
Treasury shares, at cost; 6,074,353 shares at December 31, 2008; and 14,073,022 shares at December 31, 2007	(579.2)	(1,563.4)
Total shareholders' equity	4,691.1	3,374.7
Total liabilities and shareholders' equity	$ 7,551.1	$ 7,015.6

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,					
	2008		**2007**		**2006**	
	(in millions, except share data)					
Sales..	$	6,293.7	$	5,599.6	$	4,896.6
Cost of goods sold		1,472.3		1,398.2		1,215.1
Gross profit		4,821.4		4,201.4		3,681.5
Selling, general and administrative............................		1,961.0		1,694.0		1,398.5
Research and development		618.7		564.3		512.1
In process research and development		--		9.3		--
Amortization of intangibles..		28.6		50.7		198.8
Operating income..		2,213.1		1,883.1		1,572.1
Other income (expense):						
Gain (loss) from foreign currency, net		(21.7)		11.2		(7.9)
Interest income		76.1		69.3		74.1
Interest expense		(50.8)		(50.0)		(42.6)
Other, net...		(134.3)		15.4		21.2
Earnings before income taxes		2,082.4		1,929.0		1,616.9
Income taxes..		35.9		342.6		268.8
Net earnings	$	2,046.5	$	1,586.4	$	1,348.1
Basic earnings per common share	$	6.86	$	5.32	$	4.43
Diluted earnings per common share	$	6.79	$	5.25	$	4.37
Basic weighted average common shares		298,504,732		298,353,894		304,279,489
Diluted weighted average common shares		301,582,676		302,162,019		308,671,707

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2008, 2007 and 2006

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount					
	(in millions, except share data)						
Balance, December 31, 2005......................	306,485,298	$ 43.4	$ 806.3	$ 90.9	$ 2,282.3	$ (666.8)	$ 2,556.1
Comprehensive income:							
Net earnings...	--	--	--	--	1,348.1	--	1,348.1
Change in net unrealized gains (losses) on investments.....................	--	--	--	7.9	--	--	7.9
Foreign currency translation adjustments .	--	--	--	90.4	--	--	90.4
Total comprehensive income							1,446.4
Adjustment to initially apply FASB Statement No. 158, net of taxes	--	--	--	(61.9)	--	--	(61.9)
Share based payments.................................	--	--	83.0	--	--	--	83.0
Share award transactions	3,175,731	0.5	79.1	--	(0.9)	31.2	109.9
Tax benefits on share award transactions....	--	--	96.1	--	--	--	96.1
Treasury shares acquired	(8,478,625)	--	--	--	--	(899.2)	(899.2)
Share cancellation......................................	--	--	(0.2)	--	(10.6)	10.8	--
Dividends on common shares......................	--	--	0.2	--	(417.0)	--	(416.8)
Balance, December 31, 2006......................	301,182,404	43.9	1,064.5	127.3	3,201.9	(1,524.0)	2,913.6
Comprehensive income:							
Net earnings...	--	--	--	--	1,586.4	--	1,586.4
Change in net unrealized gains (losses) on investments	--	--	--	(10.4)	--	--	(10.4)
Foreign currency translation adjustments .	--	--	--	101.0	--	--	101.0
Unrecognized postretirement benefits losses and prior service costs, net of taxes	--	--	--	(14.9)	--	--	(14.9)
Total comprehensive income							1,662.1
Adjustment to initially apply FASB Interpretation No. 48	--	--	--	--	30.0	--	30.0
Share-based payments	--	--	84.4	--	--	--	84.4
Share award transactions	4,144,557	0.3	60.2	--	(0.3)	129.8	190.0
Tax benefits on share award transactions..	--	--	110.8	--	--	--	110.8
Treasury shares acquired	(7,664,255)	--	--	--	--	(1,003.4)	(1,003.4)
Share cancellation......................................	--	(1.1)	(20.4)	--	(812.7)	834.2	--
Dividends on common shares......................	--	--	0.3	--	(613.1)	--	(612.8)
Balance, December 31, 2007......................	297,662,706	43.1	1,299.8	203.0	3,392.2	(1,563.4)	3,374.7
Comprehensive income:							
Net earnings...	--	--	--	--	2,046.5	--	2,046.5
Change in net unrealized gains (losses) on investments	--	--	--	(7.0)	--	--	(7.0)
Foreign currency translation adjustments .	--	--	--	(89.0)	--	--	(89.0)
Unrecognized postretirement benefits losses and prior service costs, net of taxes	--	--	--	(27.0)	--	--	(27.0)
Total comprehensive income							1,923.5
Adjustment to apply FASB Statement No. 158, net of taxes	--	--	--	--	(0.8)	--	(0.8)
Share-based payments	--	--	82.8	--	--	--	82.8
Share award transactions	2,031,562	0.1	25.1	--	(7.7)	108.5	126.0
Tax benefits on share award transactions..	--	--	61.3	--	--	--	61.3
Treasury shares acquired	(1,045,915)	--	--	--	--	(126.7)	(126.7)
Share cancellation......................................	--	(1.0)	(20.6)	--	(980.8)	1,002.4	--
Dividends on common shares......................	--	--	0.4	--	(750.1)	--	(749.7)
Balance, December 31, 2008......................	298,648,353	$ 42.2	$ 1,448.8	$ 80.0	$ 3,699.3	$ (579.2)	$ 4,691.1

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2008	**2007**	**2006**
	(in millions)		
Cash provided by (used in) operating activities:			
Net earnings	$ 2,046.5	$ 1,586.4	$ 1,348.1
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	167.8	159.7	158.5
Amortization of intangibles	28.6	50.7	198.8
In process research and development	--	9.3	--
Share-based payments	82.8	84.7	81.2
Tax benefit from share-based compensation	8.1	15.6	--
Deferred income taxes	(145.8)	(26.3)	(105.9)
Loss (gain) on sale of assets	12.1	(12.3)	2.6
Loss on impairment of available-for-sale securities	36.5	--	--
Unrealized depreciation(appreciation) on trading securities	85.4	--	--
Other	6.9	0.6	--
Provisions for losses (note 18)	--	--	(120.3)
Changes in operating assets and liabilities, net of effects from business acquisition:			
Trading securities	--	(405.1)	74.0
Trade receivables	(120.7)	(95.1)	(148.7)
Inventories	(78.7)	3.4	(11.5)
Other assets	24.9	(129.4)	(5.7)
Accounts payable and other current liabilities	53.2	110.4	(93.9)
Other long term liabilities	(176.0)	116.9	28.7
Net cash from operating activities	2,031.6	1,469.5	1,405.9
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	4.4	3.1	1.5
Purchases of property, plant and equipment	(302.7)	(227.2)	(222.3)
Acquisition of business, net of cash acquired	(22.7)	(111.5)	--
Purchases of intangible assets	(26.4)	(0.1)	--
Purchases of investments	(1,099.0)	(36.6)	(371.0)
Proceeds from sales and maturities of investments	1,081.3	145.2	425.7
Net cash from investing activities	(365.1)	(227.1)	(166.1)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt	(632.2)	729.4	(108.3)
Proceeds from issuance of long term debt	--	1.3	--
Repayment of long term debt	(2.4)	(6.1)	(6.3)
Dividends on common shares	(749.7)	(612.8)	(416.8)
Acquisition of treasury shares	(126.7)	(1,003.4)	(899.2)
Proceeds from exercise of stock options	125.2	189.8	109.8
Tax benefits from share-based payment arrangements	53.2	95.2	96.1
Net cash from financing activities	(1,332.6)	(606.6)	(1,224.7)
Effect of exchange rates on cash and cash equivalents	(18.8)	9.3	16.9
Net increase in cash and cash equivalents	315.1	645.1	32.0
Cash and cash equivalents, beginning of year	2,134.3	1,489.2	1,457.2
Cash and cash equivalents, end of year	$ 2,449.4	$ 2,134.3	$ 1,489.2

See accompanying notes to consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"). During July 2008, Nestlé sold approximately 74 million of its Alcon common shares, as discussed in note 17. At December 31, 2008, Nestlé owned 156,076,263 common shares of Alcon.

The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

The Company holds investments of various types, maturities and classifications.

Trading Securities. Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Gains or losses from changes in fair value of these securities are included in the consolidated statements of earnings in other, net.

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be other-than-temporary, the investment basis is written down to fair value and the write-down is recorded to earnings as a loss in other, net.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

The Company regularly uses foreign currency forward exchange contracts to reduce the effect of exchange rate changes on certain foreign currency denominated intercompany and third-party transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

(in millions, except share data)

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12-50 years
Machinery, other equipment and software	3-12 years

(j) Goodwill and Intangible Assets, Net

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for impairment could exist.

Intangible assets, net, consist of acquired customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

(k) Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement healthcare plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and healthcare cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

Effective December 31, 2006, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Under SFAS No. 158, the overfunded or underfunded status of defined benefit postretirement plans (other than multiemployer plans) must be shown as an asset or liability in the balance sheet and changes in the funded status are recognized in the year in which the changes occur through other comprehensive income. The Company elected to delay adoption of the provision to measure the funded status of a plan as of the date of its year-end balance sheet. The Company adopted the measurement date provisions of SFAS No. 158 effective January 1, 2008. The Company utilized the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008. Under SFAS No. 158, retrospective application was not permitted.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(in millions, except share data)

(m) Revenue Recognition

The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104.

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to *LADARVision®* refractive laser systems are recognized in the period when the procedure is performed. Per procedure technology fees associated with treatment cards related to refractive products manufactured by WaveLight AG are recognized when the treatment cards are delivered and title and risks of ownership are transferred.

When the Company recognizes revenue from the sale of products, certain items, such as cash discounts, allowances and rebates, which are known and estimable at the time of sale, are recorded as a reduction of sales in accordance with Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." To the extent the customer will, or is expected to, reduce its payment on the related invoice amounts, these items are reflected as a reduction of accounts receivable and sales.

In accordance with certain government rebate requirements (such as those under U.S. Medicaid and Medicare) and with certain contractual agreements, the Company is required to pay rebates to customers, their customers or government agencies under provisions that limit the amounts that may be paid for pharmaceuticals and surgical devices. The amount of accrued product rebates is included in other current liabilities.

The Company records a reduction of sales for estimated discounts, allowances and rebates in the period in which the related sales occur, based upon historical experience of amounts paid and amounts as a percentage of sales. The Company also considers the effects of changes in product pricing, in sales trends, in contract terms and in laws and regulations.

Value added taxes and other sales taxes are excluded from sales.

(n) Research and Development

Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $179.7, $151.1 and $130.4 in 2008, 2007 and 2006, respectively.

Shipping and handling costs amounted to $76.2, $66.3 and $56.6 in 2008, 2007 and 2006, respectively.

Legal costs are expensed during the period incurred.

(p) Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net

(in millions, except share data)

operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2008	2007	2006
Basic weighted average common shares outstanding..............	298,504,732	298,353,894	304,279,489
Effect of dilutive securities:			
Employee stock options..	2,585,873	3,606,985	4,359,828
Share-settled stock appreciation rights.............................	300,834	98,358	859
Share-settled restricted share units	49,786	14,555	2,853
Contingent restricted common shares...............................	141,451	88,227	28,678
Diluted weighted average common shares outstanding...........	301,582,676	302,162,019	308,671,707

Certain executives of the Company had deferred the receipt of 146,883 and 161,097 Alcon common shares at December 31, 2008 and 2007, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP") discussed in note 13. Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the years ended December 31, 2008, 2007 and 2006 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2008	2007	2006
Stock options	497,805	--	179,984
Share-settled stock appreciation rights	3,628,998	13,402	1,315,645

The effect of their inclusion would have been anti-dilutive.

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and the changes in the funded status of defined benefit postretirement plans (beginning in 2007) and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(in millions, except share data)

(s) Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, based on estimated "fair values."

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 included:

(a) compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the "fair value" of share-based payment awards as of the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expenses recognized in net earnings for the years ended December 31, 2008, 2007 and 2006 were based on awards ultimately expected to vest, and therefore the amounts were reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. SFAS No. 123(R) also requires that excess tax benefits related to share-based compensation be reflected as financing cash flows rather than operating cash flows.

The Company records deferred tax assets for share-based awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

(t) Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the purchase of Alcon common shares for various purposes as described in notes 12 and 17.

(u) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v) Reclassifications

In the consolidated statements of cash flows and in note 9, certain reclassifications were made to prior year amounts to conform with current year presentation. These reclassifications had no effect on reported earnings, working capital or shareholders' equity.

(in millions, except share data)

(2) Cash Flows—Supplemental Disclosures

	2008	2007	2006
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 52.6	$ 48.2	$ 42.6
Income taxes	$ 231.9	$ 161.8	$ 274.0

Supplemental Disclosure of Noncash Financing Activities:

a) During the years ended December 31, 2008, 2007 and 2006, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 17,622 shares, 18,969 shares and 3,737 shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares during the respective periods.

b) During the years ended December 2008, 2007 and 2006, $0.4, $0.3 and $0.2, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares. In 2006, 737 treasury shares, representing previously declared dividends applicable to common shares withdrawn from this plan, were delivered to plan participants. No such shares were delivered in 2008 and 2007.

Changes in Presentation:

Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application. SFAS No. 159 amends SFAS No. 95, "Statements of Cash Flows," and directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose. As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in 2007 and 2006, were reported in cash flows from investing activities in 2008 and cash flows for 2008 are not directly comparable to those reported in 2007 and 2006. Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in 2008, 2007 and 2006.

(3) Supplemental Balance Sheet Information

	December 31,	
	2008	2007
Cash and Cash Equivalents		
Cash	$ 148.0	$ 96.9
Cash equivalents on deposit with Nestlé	6.1	4.3
Cash equivalents -- other	2,295.3	2,033.1
Total	$ 2,449.4	$ 2,134.3

(in millions, except share data)

Cash equivalents consisted of interest-bearing deposits and repurchase agreements with an initial term of less than three months.

	December 31, 2008	December 31, 2007
Trade Receivables, Net		
Trade receivables	$ 1,213.3	$ 1,123.4
Allowance for doubtful accounts	(45.3)	(34.2)
Net	$ 1,168.0	$ 1,089.2

	2008	2007	2006
Allowance for Doubtful Accounts			
Balance at beginning of year	$ 34.2	$ 30.3	$ 28.0
Bad debt expense	13.4	4.4	3.2
Charge-off (recoveries), net	(2.3)	(0.5)	(0.9)
Balance at end of year	$ 45.3	$ 34.2	$ 30.3

	December 31, 2008	December 31, 2007
Inventories		
Finished products	$ 357.6	$ 337.6
Work in process	40.6	47.8
Raw materials	175.6	163.1
Total	$ 573.8	$ 548.5

	December 31, 2008	December 31, 2007
Other Current Assets		
Prepaid expenses	$ 51.8	$ 48.4
Prepaid income taxes	75.3	122.5
Receivables from affiliates	0.3	0.2
Other	115.7	122.6
Total	$ 243.1	$ 293.7

(in millions, except share data)

	December 31, 2008	December 31, 2007
Property, Plant and Equipment, Net		
Land and improvements	$ 28.5	$ 29.5
Buildings and improvements	756.9	701.7
Machinery, other equipment and software	1,357.6	1,249.2
Construction in progress	174.8	145.3
Total	2,317.8	2,125.7
Accumulated depreciation	(1,180.2)	(1,095.7)
Net	$ 1,137.6	$ 1,030.0

Construction in progress at December 31, 2008 consisted primarily of initial construction of a new manufacturing facility in Singapore and various plant expansion and upgrade projects. Commitments related to these projects at December 31, 2008 totaled $45.7.

	December 31, 2008	December 31, 2007
Other Current Liabilities		
Deferred income tax liabilities	$ 8.3	$ 16.6
Payables to affiliates	7.7	1.9
Accrued warranties	7.4	6.6
Accrued compensation	307.5	287.5
Accrued taxes	187.4	208.1
Accrued product rebates	172.0	140.8
Other	240.9	239.6
Total	$ 931.2	$ 901.1

	2008	2007	2006
Warranty Reserve			
Balance at beginning of year	$ 6.6	$ 7.3	$ 7.9
Warranty expense	12.3	9.1	8.5
Warranty payments, net	(11.5)	(9.8)	(9.1)
Balance at end of year	$ 7.4	$ 6.6	$ 7.3

(in millions, except share data)

	December 31, 2008	December 31, 2007
Other Long Term Liabilities		
Pension plans	$ 375.0	$ 345.3
Postretirement healthcare plan	146.6	108.9
Deferred compensation	24.0	31.1
Long term income tax liabilities (note 9)	28.6	200.7
Minority interest (note 19)	0.6	3.1
Other	12.1	13.5
Total	$ 586.9	$ 702.6

	December 31, 2008	December 31, 2007
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 194.0	$ 283.0
Unrealized gains (losses) on investments, net of income taxes	(10.2)	(3.2)
Unrecognized postretirement benefits losses and prior service costs, net of tax benefits	(103.8)	(76.8)
Total	$ 80.0	$ 203.0

At December 31, 2008, the portion of retained earnings that was available under Swiss law for the payment of dividends was $2,344.1.

For the years ended December 31, 2008, 2007 and 2006, the Company declared and paid dividends on common shares in Swiss francs ("CHF") as follows:

	2008	2007	2006
Dividends per common share in Swiss francs	CHF 2.63	CHF 2.50	CHF 1.68
Dividends per common share measured in U.S. dollars	$ 2.50	$ 2.04	$ 1.38
Total dividends on common shares measured in U.S. dollars	$ 750.1	$ 613.1	$ 417.0

(4) Investments

At December 31, 2008 and 2007, investments were as follows:

	2008	2007
Short term investments:		
Trading securities	$ 432.9	$ 544.4
Available-for-sale investments	131.0	125.4
Total short term investments	$ 563.9	$ 669.8
Long term investments—available-for-sale investments	$ 24.2	$ 41.8

(in millions, except share data)

At December 31, 2008 and 2007, trading securities were as follows:

	2008		2007	
	Net Unrealized Gains (Losses)	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Total trading securities	$ (85.1)	$ 432.9	$ 0.3	$ 544.4

At December 31, 2008, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 58.7	$ 0.6	$ --	$ 59.3
Senior secured bank loans fund	82.7	--	(11.0)	71.7
Total short term investments	141.4	0.6	(11.0)	131.0
Long term investments:				
U.S. government and agency securities	1.5	0.2	--	1.7
Mortgage-backed securities	0.2	--	--	0.2
Equity securities	20.2	0.3	--	20.5
Other investments	2.1	--	(0.3)	1.8
Total long term investments	24.0	0.5	(0.3)	24.2
Total available-for-sale investments	$ 165.4	$ 1.1	$ (11.3)	$ 155.2

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2007, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
Mortgage-backed securities	$ 53.0	$ --	$ (0.1)	$ 52.9
Senior secured bank loans fund	76.0	--	(3.5)	72.5
Total short term investments	129.0	--	(3.6)	125.4
Long term investments:				
U.S. government and agency securities	2.3	0.2	--	2.5
Mortgage-backed securities	0.5	--	--	0.5
Equity securities	36.3	4.1	(4.0)	36.4
Other investments	2.3	0.1	--	2.4
Total long term investments	41.4	4.4	(4.0)	41.8
Total available-for-sale investments	$ 170.4	$ 4.4	$ (7.6)	$ 167.2

(in millions, except share data)

The contractual maturities of available-for-sale investments at December 31, 2008 were as follows:

	Amortized Cost	Estimated Fair Value
Securities not due at a single maturity date*	$ 143.1	$ 132.9
Other debt securities, maturing:		
Within one year	--	--
After 1 year through 10 years	--	--
After 10 years through 15 years	--	--
Beyond 15 years	--	--
Total debt securities recorded at market	143.1	132.9
Equity and other investments	22.3	22.3
Total available-for-sale investments	$ 165.4	$ 155.2

*Mortgage-backed securities and a senior secured bank loans fund.

Proceeds from sales and principal repayments of available-for-sale investments were $9.3, and the gross realized gains and gross realized losses on those sales were $0.5 and $2.4, respectively, for the year ended December 31, 2008. For the year ended December 31, 2007, proceeds from sales and principal repayments of available-for-sale investments were $145.2, and the gross realized gains and gross realized losses on those sales were $15.2 and $1.6, respectively. For the year ended December 31, 2006, proceeds from sales and principal repayments of available-for-sale investments were $425.7, and gross realized gains and gross realized losses on those sales were $5.7 and $3.6, respectively.

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at December 31, 2008, 2007 and 2006 were $(10.2), $(3.2) and $7.2, respectively. Net unrealized holding gains (losses) on trading securities included in earnings for the years ended December 31, 2008, 2007 and 2006 were $(85.4), $(15.7) and $13.4, respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	2008	2007	2006
Changes in unrealized holding gains (losses) arising during the period	$ (45.3)	$ 3.2	$ 7.1
Reclassification adjustment for losses (gains) included in net income	38.3	(13.6)	0.8
Changes in net unrealized gains (losses) on investments, net of taxes	$ (7.0)	$ (10.4)	$ 7.9

(in millions, except share data)

As of December 31, 2008, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short term investments:						
Senior secured bank loans fund	$ --	$ --	$ 71.7	$ (11.0)	$ 71.7	$ (11.0)
Long term investments:						
Other investments	1.8	(0.3)	--	--	1.8	(0.3)
Total available-for-sale investments	$ 1.8	$ (0.3)	$ 71.7	$ (11.0)	$ 73.5	$ (11.3)

The Company recognized $36.5 in losses for other-than-temporary impairment in the year ended December 31, 2008, as discussed in note 14.

As of December 31, 2007, gross unrealized losses and fair value of investments with unrealized losses that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Short term investments:						
Mortgage-backed securities	$ 52.9	$ (0.1)	$ --	$ --	$ 52.9	$ (0.1)
Senior secured bank loans fund	72.5	(3.5)	--	--	72.5	(3.5)
Total short term investments	125.4	(3.6)	--	--	125.4	(3.6)
Long term investments:						
Equity securities	12.2	(3.3)	1.6	(0.7)	13.8	(4.0)
Total available-for-sale investments	$ 137.6	$ (6.9)	$ 1.6	$ (0.7)	$ 139.2	$ (7.6)

(5) Impairment of Long-Lived Assets Held and Used

Year ended December 31, 2007

During the year ended December 31, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the consolidated statement of earnings for the year ended December 31, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the

(in millions, except share data)

refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

Year ended December 31, 2006

During the year ended December 31, 2006, the Company identified impairment losses totaling $144.8 related to certain plant, equipment and intangible assets. The respective losses were recognized in cost of goods sold ($19.1) and amortization of intangibles ($125.7) in the consolidated statement of earnings for the year ended December 31, 2006.

The Company's corporate planning process indicated that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections in the corporate planning process on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(6) Intangible Assets and Goodwill

	December 31, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Licensed technology	$ 328.0	$ (283.4)	$ 302.6	$ (266.7)
Other	157.7	(111.0)	152.8	(99.1)
Total	$ 485.7	$ (394.4)	$ 455.4	$ (365.8)

In June 2008, the Company entered into a patent cross-licensing agreement under which it paid a lump sum of $31.0 for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices. The Company recorded $22.5 of the amount paid as an intangible asset with a remaining useful life of approximately 8 years. For the year ended December 31, 2008, the remaining $8.5 of the amount paid was reported in selling, general and administrative expenses, as was also the $10.0 lump sum received by the Company in exchange for certain paid-up, non-exclusive, worldwide licenses related to intraocular lenses.

	Years ended December 31,		
	2008	2007	2006
Aggregate amortization expense related to intangible assets	$ 28.6	$ 50.7	$ 198.8

(in millions, except share data)

Amortization expense in 2007 and 2006 included the impairment losses of $8.7 and $125.7, respectively, discussed in note 5.

Estimated Amortization Expense:

For year ended December 31, 2009	$	24.6
For year ended December 31, 2010	$	23.1
For year ended December 31, 2011	$	16.3
For year ended December 31, 2012	$	8.1
For year ended December 31, 2013	$	7.5

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2007 were as follows:

	United States Segment	International Segment	Total
Goodwill:			
Balance, December 31, 2006	$ 339.3	$ 213.9	$ 553.2
Acquisition of business	48.3	20.7	69.0
Impact of changes in foreign exchange rates	--	3.8	3.8
Balance, December 31, 2007	387.6	238.4	626.0
Acquisition of business	14.9	6.4	21.3
Impact of changes in foreign exchange rates	0.1	(2.3)	(2.2)
Balance, December 31, 2008	$ 402.6	$ 242.5	$ 645.1

(7) Short Term Borrowings

	December 31,	
	2008	2007
Lines of credit	$ 311.5	$ 318.7
Commercial paper	622.3	1,261.3
From affiliates	96.9	132.6
Bank overdrafts	28.8	38.5
Total short term borrowings	$ 1,059.5	$ 1,751.1

At December 31, 2008, the Company had several unsecured line of credit agreements with third parties totaling $476.5 that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were less than $0.5 during 2008, 2007 and 2006. The weighted average interest rates at December 31, 2008 and 2007 were 3.8% and 4.7%, respectively. The amounts outstanding under these agreements at December 31, 2008 were due at various dates during 2009.

(in millions, except share data)

At December 31, 2008, the Company had a $2,000.0 commercial paper facility. At December 31, 2008, the outstanding balance carried an average interest rate of 0.7% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé in connection with this facility for the years ended December 31, 2008, 2007 and 2006 were $0.7, $0.4 and $0.4, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2008 were either due on demand or at various dates during 2009. The weighted average interest rates at December 31, 2008 and 2007 were 2.4% and 3.7%, respectively. The unused portion under the line of credit agreements was $202.7 at December 31, 2008.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $176.7 at December 31, 2008. The weighted average interest rates on bank overdrafts at December 31, 2008 and 2007 were 8.1% and 7.3%, respectively.

(8) Long Term Debt

	December 31,	
	2008	2007
License obligations	$ 4.6	$ 5.4
Bank loan	56.6	45.7
Other	0.5	2.4
Total long term debt	61.7	53.5
Less current maturities of long term debt	1.1	1.3
Long term debt, net of current maturities	$ 60.6	$ 52.2

License obligations represented the present value of noninterest bearing future fixed payments through 2013 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (4.8%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with a fixed interest rate of 1.6%, due in 2011. This fixed rate of 1.6% was swapped for floating rate yen LIBOR, which was 1.0% at December 31, 2008. The bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2008, 2007 and 2006.

Long term maturities for each of the next five years are $1.1 in 2009, $1.0 in 2010, $57.6 in 2011, $1.0 in 2012 and $1.0 in 2013.

Interest costs of $2.3, $2.7 and $0.9 in 2008, 2007 and 2006, respectively, were capitalized as part of property, plant and equipment.

(in millions, except share data)

(9) Income Taxes

The components of earnings before income taxes were:

	2008	2007	2006
Switzerland	$ 1,445.4	$ 1,048.4	$ 1,188.7
Outside Switzerland	637.0	880.6	428.2
Earnings before income taxes	$ 2,082.4	$ 1,929.0	$ 1,616.9

Income tax expense (benefit) consisted of the following:

	2008	2007	2006
Current:			
Switzerland	$ 6.0	$ 130.2	$ 101.5
Outside Switzerland	175.7	238.7	273.2
Total current	181.7	368.9	374.7
Deferred:			
Switzerland	(5.5)	0.1	(0.4)
Outside Switzerland	(140.3)	(26.4)	(105.5)
Total deferred	(145.8)	(26.3)	(105.9)
Total	$ 35.9	$ 342.6	$ 268.8

Income tax expense for the year ended December 31, 2008 reflected a net reduction of $271.0 for period items, including a reduction of $235.7 related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc., as well as reductions related to progress in audit settlements, advance pricing agreement negotiations, the lapse of statutes of limitation and other minor items.

Current tax expense does not reflect benefits of $61.3, $110.8 and $96.1 for the years ended December 31, 2008, 2007 and 2006, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

In 2008, the Company realized certain Swiss tax benefits totaling approximately $130.0 for its commitment to relocate and significantly expand its global administration operations in Switzerland. The initial term of these benefits is expected to continue from 2008 for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

(in millions, except share data)

A reconciliation of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2008	2007	2006
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of different tax rates in various jurisdictions	8.2	11.4	14.7
Current year research and experimentation credits	(1.1)	(1.2)	(1.0)
Other current year taxes	0.2	0.3	0.6
Current year nondeductible and excludable items	(0.4)	0.3	(1.1)
Effect of losses on investment in Summit Autonomous, Inc.	(11.3)	--	--
Tax impact of prior year audit settlements, amended returns and adjustments to estimates	(1.7)	(0.5)	(2.7)
Other	--	(0.3)	(1.7)
Effective tax rate	1.7%	17.8%	16.6%

At December 31, 2008, Alcon's subsidiaries had loss carryforwards that expire as follows:

2009	$ --
2010	--
2011	--
2012	--
2013	1.1
2014-2025	1.9
Indefinite	61.1
Total loss carryforwards	$ 64.1

A majority of the loss carryforwards relate to the Company's majority-owned subsidiary and are subject to elimination if (i) the subsidiary experiences a direct or indirect change in ownership of 50% or more, or (ii) it undergoes a significant change in economic identity.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

(in millions, except share data)

Temporary differences and carryforwards at December 31, 2008 and 2007 were as follows:

	December 31, 2008	December 31, 2007
Deferred income tax assets:		
Trade receivables	$ 38.0	$ 38.8
Inventories	8.3	6.0
Intangible assets	19.8	17.4
Other assets	79.3	1.9
Accounts payable and other current liabilities	93.9	80.6
Other liabilities	227.3	193.4
Share-based payments	70.5	49.4
Loss carryforwards	17.8	202.5
Gross deferred income tax assets	554.9	590.0
Unused tax credits	18.4	9.5
Valuation allowance	(5.1)	(188.2)
Total deferred income tax assets	568.2	411.3
Deferred income tax liabilities:		
Property, plant and equipment	32.2	21.5
Other	4.0	18.9
Total deferred income tax liabilities	36.2	40.4
Net deferred income tax assets	$ 532.0	$ 370.9

The valuation allowances for deferred tax assets as of January 1, 2008 and 2007 were $(5.1) and $(188.2), respectively. The net changes in the total valuation allowance for each of the years ended December 31, 2008 and 2007 were a decrease of $183.1 and an increase of $184.1, respectively. The valuation allowance at December 31, 2008 was primarily related to foreign receivables that did not appear to be more likely than not to be realized and the valuation allowance at December 31, 2007 was primarily related to loss carryforwards that did not appear to be more likely than not to be realized. Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2008. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $63.2 have not been provided on approximately $1,263.4 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that is anticipated to be completed by the end of the second quarter of 2009. The Company also currently is subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering years through 2014 for all material intercompany transactions involving the

(in millions, except share data)

Company and its subsidiaries in these two jurisdictions. The U.S. and Swiss Competent Authorities met during the third quarter of 2008 and the Company anticipates the mutual agreement letter to be signed by the end of the first half of 2009. During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company expects that the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated, but believes it is reasonably possible that the total amounts of unrecognized tax benefits related to transfer pricing, capitalization and other tax positions reflected in the Tax Reserves will significantly increase within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements, and/or (ii) the further development of tax laws through judicial or administrative actions. Given the complexity of the issues involved and the uncertainty with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management cannot reasonably estimate a range of the possible increase in unrecognized tax benefits that could occur in the next 12 months. However, the Company believes it is reasonably possible that over 75% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

The Company adopted the provisions of FIN No. 48, effective January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a $30.0 decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	2008	2007
Balance at January 1 (after FIN No. 48 adoption)	$ 325.3	$ 235.3
Additions for tax positions related to prior years	4.7	38.7
Reductions for tax positions related to prior years	(204.3)	(134.2)
Additions for tax positions related to the current year	6.1	190.4
Settlements	(0.1)	--
Lapse of statutes of limitation	(2.3)	(4.9)
Balance at December 31	$ 129.4	$ 325.3

The total amount of unrecognized tax benefits at January 1, 2007 after adoption of FIN No. 48 was $235.3, excluding gross interest and penalties of $20.7. The respective amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $211.0, excluding net interest and penalties of $13.4. As of January 1, 2007, the Company included $104.0 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. Prior to January 1, 2007 and the adoption of FIN No. 48, the Company classified Tax Reserves, net of deposits with statutory authorities, as accrued taxes in other current liabilities.

During the years ended December 31, 2008 and 2007, the total amount of unrecognized tax benefits excluding interest and penalties, included in the Tax Reserves decreased by $195.9 to $129.4 and increased by $90.0 to $325.3, respectively. The net decrease in unrecognized tax benefits in 2008 reflects (i) the Company's Pre-Filing Agreement with the IRS related to losses associated with the Company's investment in and advances to its former subsidiary, Summit Autonomous, Inc. of $178.5 and (ii) net reductions of $17.4 related to progress on audit settlements, APA negotiations, the lapse of statutes of limitation and other minor items. The 2007 net increase in unrecognized tax

(in millions, except share data)

benefits reflects the Company's fourth quarter 2007 refractive business restructuring of Summit Autonomous, Inc., the related acquisition of WaveLight AG (note 19), and further negotiations with tax authorities. The amount of unrecognized tax benefits that would impact the effective tax rate if recognized at December 31, 2008 and 2007 was $119.5 and $309.4, respectively.

The Company's policy is to classify interest and penalties in income tax expense. The gross amount of interest and penalties accrued as part of the Tax Reserves at December 31, 2008 and 2007 was $18.3 and $17.1, respectively. At December 31, 2008, the consolidated balance sheet included $1.4 in other current liabilities and $28.6 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities. At December 31, 2007, the consolidated balance sheet included $200.7 for the Tax Reserves, net of deposits with statutory authorities, in other long term liabilities.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
United States	$ 2,806.4	$ 2,672.5	$ 2,463.7	$ 1,553.6	$ 1,487.3	$ 1,290.8	$ 45.8	$ 58.5	$ 93.1
International	3,487.3	2,927.1	2,432.9	1,504.4	1,211.3	996.9	78.2	69.4	58.7
Segments total	6,293.7	5,599.6	4,896.6	3,058.0	2,698.6	2,287.7	124.0	127.9	151.8
Manufacturing operations	--	--	--	(60.8)	(50.1)	(28.5)	46.3	42.9	41.4
Research and development	--	--	--	(529.4)	(481.6)	(446.5)	15.9	15.3	13.4
In process research and development	--	--	--	--	(9.3)	--	--	--	--
General corporate	--	--	--	(174.0)	(184.5)	(160.2)	10.2	24.3	150.7
Share-based compensation	--	--	--	(80.7)	(90.0)	(80.4)	--	--	--
Total	$ 6,293.7	$ 5,599.6	$ 4,896.6	$ 2,213.1	$ 1,883.1	$ 1,572.1	$ 196.4	$ 210.4	$ 357.3

For the year ended December 31, 2007, losses related to the impairment discussed in note 5 increased general corporate expenses within operating income by $32.7 and increased depreciation and amortization by $18.6.

For the year ended December 31, 2006, general corporate operating income and depreciation and amortization included the effects of the impairment losses of $144.8, discussed in note 5. General corporate operating income for

(in millions, except share data)

2006 also reflected the benefit of a $119.0 reduction to a 2005 litigation provision related to a patent lawsuit discussed in note 18.

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are presented below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. Sales to one customer of the United States business segment represented $660.6 of the Company's consolidated sales in 2008. No single customer accounted for more than 10% of total sales in 2007 and 2006.

	Sales			Property, Plant and Equipment	
	For the Years ended December 31,			At December 31,	
	2008	2007	2006	2008	2007
United States	$ 2,806.4	$ 2,672.5	$ 2,463.7	$ 683.9	$ 610.0
Switzerland	44.1	36.1	30.4	17.5	11.0
Rest of world	3,443.2	2,891.0	2,402.5	436.2	409.0
Total	$ 6,293.7	$ 5,599.6	$ 4,896.6	$ 1,137.6	$ 1,030.0
Pharmaceutical	$ 2,561.2	$ 2,313.8	$ 2,007.2		
Surgical	2,881.1	2,499.8	2,203.8		
Consumer eye care	851.4	786.0	685.6		
Total	$ 6,293.7	$ 5,599.6	$ 4,896.6		

(12) Share-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights ("SSARs"), restricted shares, share-settled restricted share units ("RSUs"), performance share units and certain cash-settled liability awards. The total number of shares that may be issued under the plan with respect to such awards cumulatively shall not exceed the lesser of 30 million Alcon common shares or 10% of the shares issued and outstanding. The grant prices for stock options or stock appreciation rights are determined by the board and shall not be lower than the prevailing stock exchange price upon the grant of the award.

Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Grants prior to February 2006 also become exercisable upon early retirement at or after age 55. If there is a change in control (as defined by the plan), the exercise or vesting of the awards accelerates.

Beginning in February 2006, consistent with earlier grants, participants may vest in the stock option and SSAR grants upon early retirement at or after age 55; however, under grants subsequent to January 2006, participants may exercise these instruments only on or after the third anniversary of the grant. Restricted share and restricted share unit awards are subject to a three-year cliff vesting; furthermore, participants retiring before reaching age 60 will forfeit some or all of such awards granted subsequent to January 2006 if the three-year service period has not expired.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan. At December 31, 2008, the Company had reserved approximately 13.3 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

(in millions, except share data)

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan. At December 31, 2008, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008. Additional treasury shares were purchased during 2008, 2007 and 2006 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 17).

Net earnings for the years ended December 31, 2008, 2007 and 2006 reflected the impact of adopting SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2008, 2007 and 2006 included:

(a) compensation cost for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant-date "fair value" estimated in accordance with the original provisions of SFAS No. 123, and

(b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date "fair value" estimated in accordance with the provisions of SFAS No. 123(R).

Equity Awards

The effects of share-based equity awards on operating income and net earnings for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Total share-based equity award costs applicable for period	$ 83.0	$ 84.4	$ 83.0
Costs relieved from (capitalized in) inventory	(0.2)	0.3	(1.8)
Costs recognized in operating income	82.8	84.7	81.2
Tax benefit recognized in net earnings	26.6	27.3	26.0
Reduction to net earnings	$ 56.2	$ 57.4	$ 55.2

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above.

As of December 31, 2008, total unrecognized compensation cost related to nonvested share-based equity compensation arrangements (including share options, SSARs and nonvested share and share unit awards) granted under the plan was $66.5. That cost is expected to be recognized over a weighted average period of 1.4 years.

(in millions, except share data)

Options and SSARs

The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected volatility	29.5%	31.0%	33.0%
Risk-free interest rate	2.67%	4.79%	4.57%
Expected dividend yield	1.5%	1.5%	1%
Expected term	5 years	5 years	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003 and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Forfeitures of stock options and SSARs were estimated to be 7.3% in 2008 (6.0% in 2007 and 2.5% in 2006) of the number granted, based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) to future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

The status of the stock options and SSARs as of December 31, 2008 and the changes during the year then ended are presented below:

	Stock Options				SSARs			
	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	8,223,509	$ 64			2,697,311	$ 127		
Granted	168,504	144			1,025,030	148		
Forfeited	(14,368)	128			(93,343)	132		
Exercised	(2,041,871)	61			--	--		
Expired	(5,191)	69			--	--		
Outstanding at end of period	6,330,583	67	5.36	$ 163.8	3,628,998	133	8.06	$ --
Exercisable at end of period	5,818,693	61	5.13	$ 163.6	10,113	131	7.93	$ --

The weighted average grant-date "fair values" of stock options granted during the years ended December 31, 2008, 2007 and 2006 were $39.01, $40.37 and $42.54 per option, respectively. The total intrinsic values of the

(in millions, except share data)

stock options exercised during the years ended December 31, 2008, 2007 and 2006 were $190.7, $345.4 and $217.7, respectively.

The weighted average grant-date "fair values" of SSARs granted during the years ended December 31, 2008, 2007 and 2006 were $38.30, $40.38 and $41.41 per SSAR. The total intrinsic value of SSARs exercised during the year ended December 31, 2007 was less than $0.1. No SSARs were exercised during the years ended December 31, 2008 and 2006. The Company did not grant any SSARs prior to February 2006.

The following tables summarize information about stock options and SSARs as of December 31, 2008:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price per Share
$ 33	483,134	3.22	$ 33	March 21, 2005	483,134	$ 33
36	1,251,633	4.13	36	February 18, 2006	1,251,633	36
42-50	13,000	4.52	47	Various dates in 2006	13,000	47
63	1,811,022	5.11	63	February 11, 2007	1,811,022	63
67-80	58,000	5.69	77	Various dates in 2007	58,000	77
80	17,922	6.05	80	January 18, 2008	17,922	80
79	2,187,067	6.11	79	February 9, 2008	2,167,438	79
98-105	11,000	6.37	101	Various dates in 2008	11,000	101
128	5,000	6.74	128	September 26, 2008	5,000	128
123	162,483	7.10	123	February 8, 2009	--	
131	189,942	8.10	131	February 12, 2010	354	131
148	140,255	9.11	148	February 11, 2011	190	148
145	125	9.25	145	April 3, 2011	--	
Total	6,330,583				5,818,693	

	SSARs Outstanding				SSARs Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price per Share
$ 123	1,216,524	7.10	$ 123	February 8, 2009	3,864	$ 123
100-101	15,050	7.40	100	Various dates in 2009	--	
131	1,346,973	8.12	131	February 12, 2010	4,195	131
133-137	21,402	8.52	135	Various dates in 2010	--	
148	1,006,283	9.11	148	February 11, 2011	2,054	148
145-168	22,766	9.30	148	Various dates in 2011	--	
Total	3,628,998				10,113	

(in millions, except share data)

Restricted Shares and RSUs

Restricted shares and RSUs are recognized at the closing market price on the date of grant over the required service period. Forfeitures of restricted shares and RSUs were estimated to be 9.8% of the number granted, based on historical experience. The status of the nonvested restricted shares and RSUs as of December 31, 2008 and the changes during the year then ended are presented below:

	Restricted Shares				RSUs			
	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value	Number	Weighted Average Grant-Date Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value
Nonvested at beginning of period	344,242	$ 127			51,486	$ 126		
Granted	--	--			291,992	147		
Vested	(24,438)	126			(7,313)	143		
Forfeited	(17,622)	127			(10,216)	144		
Nonvested at end of period	302,182	127	0.62	$ 27.0	325,949	144	1.90	$ 29.1

The weighted average grant-date market values of restricted shares granted during the years ended December 31, 2007 and 2006 were $131 and $123 per share, respectively. No such instruments were granted during 2008. The total market values of restricted shares that vested during the years ended December 31, 2008, 2007 and 2006 were $3.9, $1.0 and $71.4, respectively.

The weighted average grant-date market values of RSUs granted during the years ended December 31, 2008, 2007 and 2006 were $147, $131 and $122 per share, respectively. The total market values of RSUs that vested during the years ended December 31, 2008, 2007 and 2006 were $1.2, $0.1 and $0.1, respectively.

Performance Share Units

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met. The final award may be adjusted by a total shareholder return multiplier. If the earnings per share targets are not met, the awards lapse. These awards do not pay dividend equivalents during the performance period. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

The "fair value" of each performance share unit was estimated at the grant date assuming that the target performance goal will be achieved and using a Monte Carlo simulation approach to model adjustments for total shareholder return modifier provisions. The following weighted average assumptions were incorporated into the valuation model:

	2008
Expected volatility	29.5%
Risk-free interest rate	2.10%
Expected dividend yield	1.5%
Expected term	3 years

(in millions, except share data)

In the event that the minimum performance goals are not met, previously recognized compensation cost will be reversed. The Company recognizes the "fair values" of performance share units over the required service period.

Forfeitures of performance share units were estimated to be 2.3% of the number granted, based on historical experience and the limited number of executives receiving them. The status of the performance share unit awards as of December 31, 2008 and the changes during the year then ended are presented below:

	Performance Share Units			
	Number	Weighted Average Grant-Date "Fair Value" per Unit	Weighted Average Remaining Contractual Term (Years)	Aggregate Market Value
Nonvested at beginning of period.....	--	$ --		
Granted	36,633	151.83		
Vested	--	--		
Forfeited	(831)	151.83		
Nonvested at end of period	35,802	151.83	2.11	$ 3.2

The weighted average grant-date market value of performance share units granted during the year ended December 31, 2008 was $151.83 per share. No performance share units vested during the year ended December 31, 2008. No such instruments were granted or vested prior to 2008.

Liability Awards

The 2002 Alcon Incentive Plan also provides that the board may grant cash-settled stock appreciation rights ("CSARs") whereby the grantee may receive the appreciation in share value over the grant price. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In addition to scheduled vesting, shares are fully vested upon meeting the requirements for retirement.

Under SFAS No. 123(R), the Company accounts for CSARs as share-based liability awards that are remeasured each reporting period through the awards' settlement dates using the Black-Scholes option-pricing model and similar assumptions to those used for measuring equity grants. The risk-free interest rates used at December 31, 2008 were 0.11% to 3.05% and the market price for Alcon common shares was $89.19 per share. The risk-free interest rates used at December 31, 2007 were 3.05% to 3.34% and the market price for Alcon's common shares was $143.04 per share. The risk-free interest rates used at December 31, 2006 were 4.7% to 5.0% and the market price for Alcon's common shares was $111.77 per share.

The Company's operating results included expenses (reversals) related to the CSARs of $(2.1), $5.3 and $(0.9) for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted average grant-date "fair values" of CSARs granted during the years ended December 31, 2007 and 2006 were $131 and $123, respectively. No such instruments were granted in 2008. During the years ended December 31, 2008, 2007 and 2006, the total intrinsic values of CSARs paid were $6.8, $6.7 and $8.6, respectively.

(in millions, except share data)

The status of the CSARs as of December 31, 2008 and the changes during the year then ended are presented below:

	CSARs			
	Number	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	100,182	$ 52		
Granted	--	--		
Forfeited	--	--		
Exercised	(65,426)	52		
Outstanding at end of period	34,756	53	4.75	$ 1.3
Exercisable at end of period	34,756	53	4.75	$ 1.3

At December 31, 2008 and 2007, the Company had 34,756 and 100,182 CSARs outstanding representing liabilities of $1.3 and $10.2, respectively. The awards outstanding had expiration dates ranging from March 2012 through February 2015.

The Company expects to use liability awards minimally in the future. As of December 31, 2008, total unrecognized compensation cost related to CSARs granted under the plan was $0.1. That cost is expected to be recognized during 2009.

(13) Deferred Compensation

The Company had an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administered the plan. Final benefit payments under this plan of $9.7 were paid in January 2006.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2008, 2007 and 2006, certain executives elected to defer compensation totaling $1.5, $1.5 and $3.6, respectively. At December 31, 2008 and 2007, other long term liabilities in the accompanying consolidated balance sheets included liabilities under the DCP of $12.9 and $18.1, respectively.

In 2004, the Company established the Alcon Excess 401(k) Plan, allowing deferral of excess employer contributions that cannot be made to the Alcon 401(k) Retirement Plan because of limitations under the U.S. Internal Revenue Code of 1986. During the years ended December 31, 2008, 2007 and 2006, deferrals under the plan were $2.7, $2.4 and $2.4, respectively. At December 31, 2008 and 2007, liabilities under the plan, included in other long term liabilities in the accompanying consolidated balance sheets, were $9.3 and $10.6, respectively.

(in millions, except share data)

(14) Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. At December 31, 2008, the fair value hedge derivative instruments have settlement dates in the first half of 2009 and cover a gross notional amount of $396.5.

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At December 31, 2008 and 2007, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $55.4 and $44.7 at the respective year-end exchange rates. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

As of December 31, 2007, WaveLight AG, a majority-owned subsidiary, was a party to euro interest rate and interest rate cross currency derivative contracts with equivalent notional amounts totaling $68.0. These derivatives were classified in other current liabilities with a fair market value of $2.5. These transactions preceded Alcon's acquisition of a majority stake in WaveLight AG in November 2007 and these derivatives were settled in 2008.

Fair Value of Financial Instruments

At December 31, 2008 and 2007, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year-end.

(in millions, except share data)

	December 31,			
	2008		2007	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$ 2,449.4	$ 2,449.4	$ 2,134.3	$ 2,134.3
Short term trading and available-for-sale investments	563.9	563.9	669.8	669.8
Long term available-for-sale investments	24.2	24.2	41.8	41.8
Forward exchange contracts	10.3	10.3	2.3	2.3
Interest rate swaps	1.2	1.2	1.0	1.0
Liabilities:				
Short term borrowings	1,059.5	1,059.5	1,751.1	1,751.1
Long term debt, excluding capital lease obligations	61.7	62.1	52.7	53.0
Forward exchange and option contracts	4.7	4.7	2.3	2.3
Interest rate swaps	--	--	2.5	2.5

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and expands fair value financial statement disclosure requirements. SFAS No. 157 does not require any new fair value measurements.

Financial instruments, such as equity or fixed income securities, other investments and derivatives, are presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value. The SFAS No. 157 hierarchical levels, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and certain interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Level 3 – Inputs are unobservable inputs for the asset or liability. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company did not have liabilities carried at fair value in this category.

The majority of the Company's corporate investments are held in funds professionally managed by investment advisors. The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds sometimes may be unavailable to allow the Company to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classifies these fund investments as Level 3. For other fund investments for which fund holdings are available, the Company is able to properly assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examining significant inputs and material balances in each investment and the techniques they employ to value the underlying securities within the respective funds.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest hierarchical level of input that is significant to the fair value measurement.

| | **Fair Value as of December 31, 2008** | | | |
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities	$ --	$ 172.1	$ 260.8	$ 432.9
Available-for-sale securities	22.2	133.0	--	155.2
Foreign exchange derivatives	--	10.3	--	10.3
Interest rate derivatives	--	1.2	--	1.2
Total	$ 22.2	$ 316.6	$ 260.8	$ 599.6
Financial Liabilities				
Foreign exchange derivatives	$ --	$ 4.7	$ --	$ 4.7
Total	$ --	$ 4.7	$ --	$ 4.7

Cash and cash equivalents of $2,449.4 and long term investments accounted for under the equity method of $6.3 were excluded from this table.

Level 3 Gains and Losses

At December 31, 2008, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included fixed income funds of $107.1, a senior secured bank loans fund of $40.5 and hedge funds of $113.2. The financial assets included in Level 3 were approximately 44% of the total amounts measured at fair value on a recurring basis. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2.

(in millions, except share data)

Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of other, net, in the consolidated statements of earnings. For the year ended December 31, 2008, there were losses (realized and unrealized) of $77.3 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $147.4. Realized and unrealized losses during the period were approximately 15.9% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the year ended December 31, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Trading Securities	Interest Rate Derivatives	Total
Beginning balance	$ 485.5	$ (2.5)	$ 483.0
Total gains or losses (realized/unrealized):			
Included in earnings before income taxes	(77.3)	(0.4)	(77.7)
Included in other comprehensive income	--	--	--
Purchases of investments	--	--	--
Proceeds on sales	(147.4)	2.9	(144.5)
Transfers in and/or out of Level 3	--	--	--
Ending balance	$ 260.8	$ --	$ 260.8

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	2008
Net gains (losses) included in earnings for the period	$ (77.7)
Change in unrealized gains (losses) related to assets still held at reporting date	$ (64.1)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at December 31, 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include

(in millions, except share data)

present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. Professionally managed investment funds may use a combination of market, income and cost approach. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If an impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that, at December 31, 2008, unrealized losses on certain available-for-sale equity securities and a senior secured bank loans fund were other-than-temporarily impaired due to deteriorating general market conditions, particularly during the fourth quarter of 2008, coupled with the unlikely near term prospects for achieving a sustainable recovery, uncertainty about future market conditions, and declines in certain quantitative or qualitative factors. The other-than-temporary impairment recognized for the senior secured bank loans fund also was deemed appropriate to bring a significant portion of the unrealized losses in line with current market conditions for credit default rates and loss recovery rates. The Company recognized losses for other-than-temporary impairment during the year ended December 31, 2008 of $36.5.

Investment Income

Other, net, included gains (losses) on investments as follows:

	2008	2007	2006
Realized gains (losses) on sale of investments	$ (11.9)	$ 32.2	$ 6.7
Unrealized gains (losses) on investments classified as trading securities	(85.4)	(15.7)	13.4
Other-than-temporary impairment	(36.5)	--	--
Total gains (losses) on investments	$ (133.8)	$ 16.5	$ 20.1

ALCON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data)

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(15) Related Party Transactions

At December 31, 2008, Nestlé owned 156,076,263 common shares of Alcon and Novartis AG owned 74,061,237 common shares of Alcon.

The Company's material transactions with related parties during 2008, 2007 and 2006 have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2008, 2007 and 2006, the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2008	2007	2006
Interest expense	$ 5.3	$ 4.2	$ 3.5
Interest income	0.1	0.1	0.1

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $2.2, $1.5 and $1.0 in 2008, 2007 and 2006, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $3.0 in each of the three years ended December 31, 2008, 2007 and 2006.

During 2008, Lehman Brothers International (Europe) London filed for administration in England. At that time the Company's cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement. Nestlé invoiced the Company in December 2008, and in 2009 the Company reimbursed Nestlé, for a total of $5.2 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) (in administration) related to the release of the short-term securities held in the custodial account. This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe).

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2008 and 2007, the Company had no notional amounts outstanding with Nestlé.

The Company participates with certain Nestlé affiliates in specific cash pooling accounts under which overdraft lines of credit are available and are jointly and severally guaranteed by all participants, including the Company. At December 31, 2008, the total maximum under these lines of credit was approximately $418.1.

The Company is part of the Nestlé Swiss Value-Added Tax Group and therefore jointly and severally liable for any Swiss value-added tax liabilities of all other Group participants.

(in millions, except share data)

The Company purchased certain materials with a cost of less than $0.1 from Novartis or its subsidiaries in 2008.

(16) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement healthcare plan. The Company's cost of defined contribution plans was $77.8, $75.6 and $69.8 in 2008, 2007 and 2006, respectively.

The information provided below pertains to the Company's defined benefit pension plans and postretirement healthcare plan. The measurement date used to determine pension and postretirement benefit measurements for all of the benefit plans in 2008, and the majority of them in 2007 and 2006, is December 31 of the respective year.

The changes in benefit obligations, fair values of plan assets and funded status for the years ended December 31, 2008 and 2007 were:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 411.3	$ 353.2	$ 250.2	$ 234.8
Service cost	24.3	20.2	13.0	11.8
Interest cost	24.0	20.8	14.8	13.3
Benefits paid by trust	(4.9)	(1.8)	(8.2)	(7.8)
Benefits paid by Company	(14.3)	(14.1)	--	--
Employee contributions	0.4	0.3	--	--
Foreign currency translation	4.1	4.9	--	--
Medicare subsidy	--	--	0.4	0.4
Conversion of multi-employer plan	--	20.4	--	--
Impact of change in measurement date	1.4	--	--	--
Actuarial (gain)/loss	11.5	7.4	(0.7)	(2.3)
Benefit obligation at end of year	457.8	411.3	269.5	250.2
Change in Plan Assets				
Fair value of plan assets at beginning of year	54.3	35.1	141.3	127.4
Actual return on plan assets	(2.7)	1.1	(36.8)	5.0
Employer contribution	13.2	6.6	26.5	16.7
Employee contributions	0.4	0.3	--	--
Conversion of multi-employer plan	--	10.1	--	--
Foreign currency translation	7.8	3.3	--	--
Benefits paid	(4.9)	(2.2)	(8.2)	(7.8)
Fair value of plan assets at end of year	68.1	54.3	122.8	141.3
Funded Status at End of Year	$ (389.7)	$ (357.0)	$ (146.7)	$ (108.9)
Amounts Recognized in the Consolidated Balance Sheets				
Prepaid benefit costs in other assets	$ 0.1	$ 1.3	$ --	$ --
Accrued benefit costs in other current liabilities	(14.8)	(13.0)	(0.1)	--
Pension and postretirement obligation in other long term liabilities	(375.0)	(345.3)	(146.6)	(108.9)
Net amount recognized in the consolidated balance sheet	$ (389.7)	$ (357.0)	$ (146.7)	$ (108.9)

(in millions, except share data)

Amounts recognized in accumulated other comprehensive income, net of taxes, at December 31, 2008 consisted of:

	Pension Benefits	Postretirement Benefits
Prior service cost	$ (4.1)	$ 0.4
Net losses (gains)	59.1	48.4
Total	$ 55.0	$ 48.8

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in the year ended December 31, 2009 were estimated to be:

	Pension Benefits	Postretirement Benefits
Prior service cost	$ (0.8)	$ 0.5
Net losses (gains)	5.2	4.2
Total	$ 4.4	$ 4.7

The accumulated benefit obligation for all defined benefit pension plans was $360.3 and $320.4 at December 31, 2008 and 2007, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007:

	Pension Benefits	
	2008	2007
Projected benefit obligation	$ 391.6	$ 375.1
Accumulated benefit obligation	318.6	297.7
Fair value of plan assets	4.0	16.9

	Pension Benefits		Postretirement Benefits	
Weighted Average Assumptions as of December 31,	**2008**	**2007**	**2008**	**2007**
Discount rate	5.7%	5.7%	6.0%	6.0%
Expected return on plan assets	3.3	3.8	7.5	7.5
Rate of compensation increase	5.1	5.5	N/A	N/A

The discount rate for the defined benefit pension plans was determined by matching, as of the measurement date, the expected future cash flows with high-quality fixed-income securities of the same duration. This resulted in a weighted average discount rate of 5.7% as an appropriate equivalent annualized rate.

The discount rate for the postretirement benefit plan was determined by matching the expected future cash flows with high quality fixed-income securities of the same duration as of the measurement date, resulting in a discount rate of 6.0%.

(in millions, except share data)

The expected long term rates of return on plan assets were based on historical market index returns for the applicable asset classes weighted in proportion to the target allocation of the plan. The return assumption for the postretirement benefits plan also took into account the estimated cost of life insurance coverage and insurer profit due to the use of the trust-owned life insurance investment vehicle.

Plan Assets

At December 31, 2008 and 2007, the Company's defined benefit pension plans and postretirement benefit plan weighted average asset allocations by asset category were as follows:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Asset Category:				
Equity securities	11%	17%	48%	57%
Real estate investment trust units	--	--	2	3
Debt securities	20	23	35	36
Guaranteed investment contracts	49	44	--	--
Cash and cash equivalents	20	15	10	4
Other	--	1	5	--
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The majority of the Company's defined benefit pension plans were unfunded, with the major funded plans designated for employees in Spain and Japan. The weighted average target allocation for all funded pension benefit plans is 15% equity securities, 23% debt securities and 62% other, which is primarily guaranteed investment contracts with insurance companies with fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 62% equity securities, 25% debt securities, 6% alternative investments, and 7% cash and cash equivalents. At December 31, 2008 and 2007, for the postretirement benefit plan, the equity securities consisted of a Standard & Poor's 500 Index fund and, in 2008, a Europe, Australia, Far East (EAFE) foreign index fund, and the debt securities were comprised of a Barclays Capital U.S. Aggregate Bond Index (previously Lehman Aggregate Bond Index) fund and a money market fund. In addition, in 2008 and 2007, assets contributed to a 401(h) plan were invested in a balanced fund of U.S. and international stocks, bonds, real estate investment trust units and, beginning in 2008, commodities and hedge funds.

In 2005, the Company transferred $200.2 to an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At December 31, 2008, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $14.9, short term investments of $218.0 and long term investments of $20.5) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

The Company does not anticipate that any assets from defined benefit plans or the postretirement benefit plan would be returned to the Company during the year ending December 31, 2009.

Contributions

The Company expects to contribute in 2009 approximately $25.4 to its pension plans and approximately $20.6 to its postretirement benefit plan.

(in millions, except share data)

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits	
		Gross Payments	Subsidy Receipts
2009	$ 17.4	$ 8.2	$ (0.5)
2010	18.0	9.4	(0.6)
2011	19.6	10.6	(0.7)
2012	20.7	11.7	(0.9)
2013	22.1	13.0	(1.0)
2014 - 2018	136.3	83.4	(7.9)

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Components of Net Periodic Benefit Cost						
Service cost	$ 24.3	$ 20.2	$ 17.7	$ 13.0	$ 11.8	$ 10.0
Interest cost	24.0	20.8	17.9	14.8	13.3	11.6
Expected return on assets	(1.9)	(1.3)	(0.7)	(11.0)	(9.7)	(8.2)
Prior service cost	(0.8)	(0.9)	(0.8)	0.5	0.5	0.5
Loss (gain) on settlement/curtailment	--	--	(0.2)	--	--	--
Net losses (gains)	6.2	6.2	4.5	1.2	1.2	0.9
Net periodic benefit cost	51.8	45.0	$ 38.4	18.5	17.1	$ 14.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Current year net loss (gain)	16.4	17.9		47.1	2.4	
Amortization of net loss (gain)	(6.2)	(5.9)		(1.2)	(1.2)	
Amortization of prior service cost	0.8	0.9		(0.5)	(0.5)	
Foreign currency translation	(1.6)	--		--	--	
Net charge to other comprehensive income	9.4	12.9		45.4	0.7	
Total recognized in net periodic pension cost and other comprehensive income	$ 61.2	$ 57.9		$ 63.9	$ 17.8	

The Company adopted the measurement date provisions of SFAS No. 158 effective January 1, 2008. The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

(in millions, except share data)

The healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 9.5% at December 31, 2008, declining to 5% in 2014 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 6.6	$ (5.0)
Effect on the postretirement benefit obligation	45.9	(36.8)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2008, 2007 and 2006 were $10.3, $7.9 and $9.4, respectively. Due to the recent financial market decline, future contributions may not reflect past trends. During 2007, the Company obtained a separate valuation for its Spanish subsidiary's defined benefit pension plan and converted from a multi-employer plan to a single-employer plan.

(17) Shareholders' Equity

(a) *Shareholder Cancellation*

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2007.

On May 2, 2006, Alcon's shareholders approved the cancellation of 100,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in July 2006.

(b) *Shareholder Agreement*

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of this sale, with one of the additional members designated by Nestlé and one designated by Novartis. Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland. James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

(in millions, except share data)

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals. The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(c) *Share Repurchase Agreement Terminated*

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100.0 of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. In September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement. Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

(18) Commitments and Contingencies

On July 10, 2006, the Company and Advanced Medical Optics, Inc. ("AMO") announced a global settlement agreement resolving all existing patent lawsuits between them and certain other unspecified claims. The settlement resulted in the dismissal of all then pending lawsuits and appeals and the vacation of the Delaware court judgment and injunction previously entered against the Company on January 20, 2006. Under the settlement, the Company paid AMO $121.0 in July 2006. Because the Company had accrued $240.0 in December 2005 in connection with the Delaware judgment, the Company realized a pretax benefit for the reduction in selling, general and administrative expenses of approximately $119.0 in the year ended December 31, 2006.

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies. All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market generic versions of Alcon products under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's *Vigamox*® antibiotic ophthalmic solution. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer HealthCare AG. As part of its ANDA, Teva challenged three patents covering Alcon's innovator product *Vigamox*®. Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer

(in millions, except share data)

HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the *Vigamox*® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's *Vigamox*® product in the United States well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's *Patanol*® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015. Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial is currently rescheduled for July 27, 2009. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States until December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Patanol*® product. Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in *Patanol*®. The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires. Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial is currently scheduled for late April 2010. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States prior to December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Of the two Alcon patents, the latest expiry date is November 2023. Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011. Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr *Patanol*® product cases are pending) on January 8, 2009. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

(in millions, except share data)

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has not yet been scheduled in this case. Should Apotex succeed in overcoming both of the challenged patents and secure FDA approval, then, subject to the unchallenged Kyowa patent expiring in December 2010 and Barr's potential 180-day "first filer" exclusivity period, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States. Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (generic affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's *Patanol*® product. Similar to the Apotex ANDA on *Patanol*®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge. Trial has not yet been scheduled in this case. Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, should Sandoz succeed in overcoming the challenged patent and secure FDA approval, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States. Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100. Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories. Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors. While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit. On June 23, 2008, the Company filed its answer and counterclaim in the District Court. Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint. On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims. On March 6, 2009, Synergetics filed a further amended Complaint. The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics. A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip." The suit was filed in the United States District Court for the Northern District of Texas in Fort Worth. The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip. In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs. Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity. No trial date has been set. An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

(in millions, except share data)

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the United States District Court in Fort Worth. This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (*ALCON*®, *Accurus*®, and *Grieshaber*®) on its website. The complaint has not yet been formally served on Synergetics. The Company will request that the District Court permit this suit to be merged with the previously filed (October 9, 2008) patent infringement suit**.** An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas. Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific *ALCON*® products. The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc. Alcon filed its Answer January 12, 2009. The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed. No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District in Sherman, Texas, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842). The complaint claims that the Company's *Azopt*® product, and potentially other products, infringe the two patents. The Company has not yet received formal service of process, and consequently its answer date is not set. Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

On February 21, 2007, the Company issued a Device Safety Alert that directed physicians to discontinue performing all *CustomCornea*® wavefront system myopia procedures using the *LADAR6000*™ excimer laser. The alert did not apply to the *LADARVision*® 4000 laser system. This and subsequent alerts were issued in response to the Company's receipt of reports that certain patients exhibited a decrease in best corrected visual acuity following custom laser procedures using the *LADAR6000*™ excimer laser. The Company began an investigation to determine the cause of the reports and notified the FDA of this situation. Because the Company has not determined the cause of these reports and was not able to allow resumption of the use of those procedures, the Company decided to remove all *LADAR6000*™ systems in the United States. The removal was completed in December 2007. The Company worked with the affected customers to minimize the impact of the removal and to install other equipment. The costs associated with removal of the remaining systems were not significant.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

(in millions, except share data)

The Company was self-insured through its captive insurance subsidiary for damages incurred prior to 2006 at one of its sales and distribution facilities and was involved in legal proceedings to seek recovery of its losses and other incremental operating costs from the third parties responsible for the damages. In December 2008, the captive insurance subsidiary settled its claim against the third parties involved. Since no recovery had been recorded previously, the Company recognized a gain in the fourth quarter of 2008 related to the settlement of $15.2 ($3.6 in cost of goods sold and $11.6 in selling, general and administration expenses).

The Company leases certain facilities and equipment under operating leases. The Company accounts for operating leases in accordance with SFAS No. 13 "Accounting for Leases." As such, the total costs of operating leases (inclusive of any adjustments associated with escalating rent, rent holidays, contingent rent or rent concessions) are expensed ratably over the life of the operating lease. Leasehold incentives are capitalized and amortized over the shorter of the life of the lease or the associated asset. Lease expense incurred was $76.7, $59.6 and $53.5 during 2008, 2007 and 2006, respectively. Future minimum aggregate lease payments under noncancelable operating leases with a term of more than one year were as follows:

Year	Amount
2009	$ 64.0
2010	50.5
2011	37.8
2012	25.9
2013	18.5
Thereafter	63.1
Total minimum lease payments	$ 259.8

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2025. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2008 were as follows:

Year	Amount
2009	$ 14.0
2010	13.8
2011	11.8
2012	7.2
2013	7.1
Thereafter	2.6
Total	$ 56.5

Total payments related to the above purchase commitments and license agreements for the years ended December 31, 2008, 2007 and 2006 were $96.7, $66.0 and $76.7, respectively. In addition, at December 31, 2008, the Company had entered into various contracts with suppliers to purchase raw materials contingent upon forecasted purchases and other manufacturing requirements.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

At December 31, 2008, the Company had guaranteed less than $10.3 of debt for certain customers. At December 31, 2008, the Company had outstanding letters of credit of $16.0. The letters of credit typically act as a

(in millions, except share data)

guarantee of payment to certain third parties in accordance with specified terms and conditions. Additionally, the Company guaranteed $83.1 to a third party reinsurer for the Company's captive insurance subsidiaries.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration) as discussed in note 15, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement. The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

(19) WaveLight AG Acquisition

Initial Acquisition in 2007

On November 9, 2007, the Company completed the acquisition of 77.4% of the common shares of WaveLight AG ("WaveLight"). WaveLight, a German company listed in Deutsche Börse AG's Prime Standard since January 2003, develops, manufactures and markets innovative refractive laser and diagnostic systems, including the *ALLEGRETTO®* laser system for refractive eye surgery. The *ALLEGRETTO®* laser has a global installed base of more than 800 units and offers the fastest ablation speed available in the U.S. market today. This acquisition combined WaveLight technological expertise and the *ALLEGRETTO®* laser with the Company's global marketing, distribution and service platform, together providing additional clinical solutions and laser technology to better support cataract and refractive customers.

The WaveLight acquisition was completed pursuant to a tender offer made by Alcon to acquire WaveLight shares for 15.00 euro per share and with WaveLight shares acquired either on the stock market or through direct purchase.

The following table summarizes the components of the initial WaveLight purchase price recorded in 2007:

Cash paid for WaveLight shares	$	108.7
Cash paid in December 2007 to terminate WaveLight stock options		0.8
Transaction costs		3.5
Total purchase price	$	113.0

In connection with the acquisition, the Company agreed to reimburse WaveLight for the costs to terminate WaveLight stock options held by certain WaveLight officers and key employees and to retain their services for up to 24 months after the closing of the acquisition. The effect of the Stock Options Termination Agreement is that for each option, the holder may receive 9 euro per option, in three installments. WaveLight is obligated to pay the obligations if it terminates the respective holder other than either for good cause or for willful misconduct or negligence under the agreement. Only the first payment was considered in the purchase price above because the other payments are contingent upon future service by the holders.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Although the closing of the WaveLight acquisition was completed on November 9, 2007, the acquisition date was effective as of November 1, 2007 for purposes of recording the transaction and reporting WaveLight's results of operations in the Company's consolidated financial statements. The WaveLight purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

(in millions, except share data)

The Company engaged an independent third-party valuation firm to assist it in determining the estimated fair values of in process research and development, identifiable intangible assets and certain tangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

Current assets	$ 57.0
Property, plant and equipment	5.8
Identifiable intangible assets	44.5
In process research and development	9.3
Goodwill	69.0
Long term deferred income tax assets	17.4
Other assets	11.1
Accounts payable and accrued liabilities	(35.5)
Short term borrowings	(42.9)
Long term deferred income tax liabilities	(13.5)
Other long term liabilities	(6.2)
Minority interest	(3.0)
Net assets acquired	$ 113.0

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available.

In Process Research and Development

In conjunction with the WaveLight acquisition, the Company recorded a charge to in process research and development expense of $9.3 for acquired in process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state.

These in process research and development assets were composed of projects to develop new laser technology in the field of refractive surgery. These assets had not received approval by the FDA as of the WaveLight acquisition date of November 1, 2007. Because the in process research and development assets had no alternative future use, they were charged to expense on the WaveLight acquisition date.

As of the WaveLight acquisition date, these projects were expected to be approved by the FDA in approximately 2010 or 2011. The Company has not determined if clinical trials will be necessary for these projects. If needed, the Company will conduct the clinical trials and attempt to gain FDA approval in the time period noted. In addition, these new laser technologies are expected to be sold in international markets when approved, which could be before the FDA approval.

The estimated fair value of the in process research and development assets was determined based on an income approach using a discounted cash flow model for the acquired technologies. Estimated revenues took into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials, if necessary, and obtaining necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated. For these reasons, among others, actual results may vary significantly from estimated results.

Identifiable Intangible Assets

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products. The amounts assigned to each class of intangible assets and the related weighted average amortization periods are summarized in the following table:

	Value of Intangible Assets Acquired	Weighted Average Amortization Period
Developed technology	$ 28.8	5 years
Customer relationships	6.7	6 years
Trademarks	9.0	10 years
Total	$ 44.5	6 years

Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company's refractive product line.

Goodwill

Goodwill represents the excess of the WaveLight purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of WaveLight will produce the following significant benefits:

- *Increased Market Presence and Opportunities.* The combination of the Company and WaveLight should increase the combined company's market presence and opportunities for growth in sales, earnings and stockholder returns.

- *Enhanced Product Mix.* The complementary nature of the Company's products with those of WaveLight should benefit current patients and customers of both companies and provide the combined company with the ability to better support cataract and refractive patients and physician customers.

- *Improved Technology.* The combination of the Company and WaveLight provides the Company access to improved technology and a highly trained WaveLight work force as of the acquisition date.

The Company believes that these primary factors support the amount of goodwill recognized as a result of the purchase price paid for WaveLight, in relation to other acquired tangible and intangible assets, including in process research and development. The goodwill acquired in the WaveLight acquisition is not deductible for tax purposes.

(in millions, except share data)

Adjustments to 2007 Transaction

During the first quarter of 2008, Alcon recorded additional transaction costs in the amount of $1.7 related to the 2007 acquisition of WaveLight. This amount was recorded as additional goodwill.

In addition, during the third quarter of 2008, Alcon increased its valuation adjustment for the deferred tax assets acquired in 2007 with a resulting increase of $2.7 to goodwill.

The following table summarizes the impact of the adjustments to the 2007 transaction:

Goodwill	$	4.4
Long term deferred income tax assets		(2.7)
Net assets acquired	$	1.7

2008 Acquisition of Additional WaveLight Shares

During the fourth quarter of 2008, Alcon acquired additional shares of WaveLight. The following table summarizes the components of the purchase price of the additional WaveLight Shares:

Cash paid for WaveLight shares	$	19.7
Transaction costs		1.3
Total purchase price	$	21.0

For the additional shares acquired in 2008, the fair values at the initial acquisition date were used to allocate the additional amount of intangible assets acquired. The following table summarizes the estimated fair values of net assets acquired:

Identifiable intangible assets	$	6.2
Goodwill		16.9
Long term deferred income tax liabilities		(2.1)
Net assets acquired	$	21.0

Identifiable Intangible Assets

Acquired identifiable intangible assets include product rights for approved indications of currently marketed products, customer relationships, trademarks and core technology for laser and other refractive products. The amounts assigned to each class of intangible assets and the related weighted average amortization periods are summarized in the following table:

		Value of Intangible Assets Acquired	Weighted Average Amortization Period
Developed technology	$	4.1	4 years
Customer relationships		1.2	5 years
Trademarks		0.9	9 years
Total	$	6.2	5 years

(in millions, except share data)

(20) Subsequent Events

Co-Marketing Agreement for Japan between Novartis Pharma AG and Alcon Pharmaceuticals Ltd.

On January 9, 2009, Alcon Pharmaceuticals Ltd. entered into an agreement with Novartis Pharma AG (an affiliate of Novartis) providing for the co-promotion under their license of the Lucentis® product in Japan. This agreement has a three-year term ending on December 31, 2011.

Share-Based Payment Awards

On February 10, 2009, pursuant to the 2002 Alcon Incentive Plan, Alcon's board of directors approved the grant effective February 17, 2009 to certain employees of SSARs and stock options for approximately 2.1 million common shares at $87.09 per share, the closing market price on February 17, 2009. The share-settled stock appreciation rights and stock options are scheduled to become exercisable in 2012 and expire in 2019. The board also approved the grant effective February 17, 2009 to certain employees of approximately 420,000 RSUs. The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60. Alcon's board of directors also approved the grant effective February 17, 2009 of approximately 47,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if earnings per share targets during a three-year period are met. The final award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 60.

Staffing Reduction

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment. These programs include a staffing reduction of approximately 260 employee positions that is estimated to result in a pre-tax charge of approximately $21, the majority of which will be incurred in the first quarter of 2009. The staffing reduction is expected to deliver ongoing annualized savings of approximately $40 beginning in the second quarter, with the full effect realized in the second half of 2009.

(21) Unaudited Quarterly Information

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2008				
Sales	$ 1,536.4	$ 1,735.2	$ 1,524.6	$ 1,497.5
Operating income	500.1	645.6	494.3	573.1
Net earnings	429.4	566.4	627.1	423.6
Basic earnings per common share	$ 1.44	$ 1.90	$ 2.10	$ 1.42
Diluted earnings per common share	$ 1.43	$ 1.88	$ 2.07	$ 1.41
2007				
Sales	$ 1,322.7	$ 1,471.5	$ 1,335.7	$ 1,469.7
Operating income	403.1	536.5	466.1	477.4
Net earnings	346.2	448.4	415.3	376.5
Basic earnings per common share	$ 1.16	$ 1.50	$ 1.39	$ 1.27
Diluted earnings per common share	$ 1.14	$ 1.48	$ 1.38	$ 1.25

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere.

(in millions, except share data)

Operating income and net earnings for the three months ended March 31, 2007 included losses totaling $32.7 related to the impairment discussed in note 5.

Sales, operating income and net earnings for the three months ended December 31, 2007 reflect two months of operations of WaveLight subsequent to its acquisition effective November 1, 2007, as discussed in note 19. WaveLight's operations are included in all periods of 2008.

Operating income and net earnings for the three months ended December 31, 2007 included costs for in process research and development discussed in note 19.

Report of the Statutory Auditor on the Consolidated Financial Statements to the General Meeting of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders' equity and comprehensive income, consolidated statements of cash flows and notes) of Alcon, Inc. and subsidiaries for the year ended December 31, 2008, as included in the Alcon, Inc. 2008 Financial Report on pages 8 to 61 and the Swiss disclosure requirements on pages 64 to 66.

Board of Directors' Responsibility
The board of directors is responsible for the preparation of the consolidated financial statements in accordance with the requirements of Swiss law and the consolidation and valuation principles as set out in the notes. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended December 31, 2008 comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Thomas Affolter   /s/ Danilo Faustinoni
Thomas Affolter   Danilo Faustinoni
Licensed Audit Expert   *Licensed Audit Expert*
Auditor in Charge

Zurich, March 16, 2009

Alcon, Inc. and Subsidiaries
Swiss Disclosure Requirements
(in millions of US dollars)

The consolidated financial statements (consolidated balance sheets, consolidated statements of earnings, consolidated statements of shareholders' equity and comprehensive income, consolidated statements of cash flows and notes) of Alcon, Inc. and subsidiaries for the year ended December 31, 2008 are included in the Alcon, Inc. 2008 Financial Report on pages 8 to 61. Swiss law requires additional reporting disclosures which are included in the notes below.

(1) Significant shareholders
Of the outstanding common shares of Alcon, Inc. at December 31, 2008, Nestlé S.A. holds 52.3% and Novartis AG holds 24.8%. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

Other than Nestlé S.A. and Novartis AG, no shareholder reported beneficial ownership of 5% or more of Alcon's outstanding common shares at December 31, 2008.

(2) Investment in subsidiaries
The following is a list of Alcon, Inc.'s and subsidiaries' major investments as of December 31, 2008. The consolidated ownership of each of these investments as of December 31, 2008 is 100% with the exception of WaveLight AG in which the ownership is 92.71%.

Name	Domicile	Activity		Issued share capital
Alcon Holdings Inc.	Wilmington DE, USA	Holding	$	0.1
Alcon Pharmaceuticals, Inc.	Wilmington DE, USA	Distributor		Shares with no nominal value
Falcon Pharmaceuticals, Ltd.	Fort Worth TX, USA	Distributor		*
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor		4.9
Alcon Pharmaceuticals Ltd	Fribourg, Switzerland	Distributor		0.2
Alcon Japan Ltd.	Tokyo, Japan	Distributor		Shares with no nominal value
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor		2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor		Shares with no nominal value
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor		0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor		0.1
Alcon Pte Ltd.	Singapore	Distributor		0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor		1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor		0.5

Alcon, Inc. and Subsidiaries
Swiss Disclosure Requirements (continued)
(in millions of US dollars)

(2) Investment in subsidiaries (continued)

Name	Domicile	Activity	Issued share capital
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	$ 19.3
Alcon Laboratories, Inc.	Wilmington DE, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	2.2
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.2
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Research, Ltd.	Fort Worth TX, USA	Research & Development	*
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1
WaveLight AG	Erlangen, Germany	Manufacturer and Distributor	9.7

* Partnerships with no share capital

(3) Fixed assets
The fire insurance value for fixed assets amounts to $2,468.1 and $2,360.4 at December 31, 2008 and 2007, respectively.

(4) Expense by nature
The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2008	2007
Depreciation of property, plant and equipment	$ 167.8	$ 159.7
Salaries and welfare expenses	1,669.2	1,506.4
Direct material cost	500.9	481.4

(5) Directors and Senior Management Compensation

Further information as required by Swiss law relating to remuneration and ownership of shares and options of the members of the board of directors and the senior management team can be found in note 8 of the parent company accounts.

(6) Risk Assessment Disclosures

Alcon, Inc. and subsidiaries ("Group") maintain a global Enterprise Risk Management ("ERM") process. The ERM process is applied in strategy setting across the Group and designed to identify potential events that may affect entities and manage risks within Group tolerances. Regular reporting is provided to the Board of Directors and Audit Committee. Organizationally, the ERM process is coordinated by the Corporate Strategy and Business Development Department and is applicable to all Group facilities and operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology. Specific risk factors for the Group are discussed in Item 3.D of the annual report on Form 20-F.

KPMG Klynveld Peat Marwick Goerdeler SA
Audit
Badenerstrasse 172   P.O. Box   Telephone +41 44 249 31 31
CH-8004 Zurich   CH-8026 Zurich   Fax +41 44 249 23 19
                                                        Internet www.kpmg.ch

Report of the Statutory Auditor on the Financial Statements to the General Meeting of

Alcon, Inc., Hünenberg

As statutory auditor, we have audited the accompanying financial statements of Alcon, Inc., which comprise the balance sheet, statement of earnings and retained earnings and notes for the year ended December 31, 2008.

Board of Directors' Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2008 comply with Swiss law and the company's articles of incorporation.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed appropriation of retained earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Thomas Affolter   /s/ Danilo Faustinoni
Thomas Affolter   Danilo Faustinoni
Licensed Audit Expert   *Licensed Audit Expert*
Auditor in Charge

Zurich, March 16, 2009

Enclosures:
- Financial statements (balance sheet, statement of earnings and retained earnings and notes)
- Proposed appropriation of retained earnings

Balance Sheet as of December 31,	Note	2008	2007
(in thousands)		CHF	CHF
Assets			
Current assets			
Cash and banks		1,582,180	1,652,489
Accounts receivable			
due from affiliated companies		15,333	191,022
Treasury shares		101,805	1,241,425
Prepayments and other current assets		3,210	13,806
Total current assets		1,702,528	3,098,742
Non-current assets			
Loans due from affiliated companies	3	112,122	1,007,087
Investments in subsidiaries	4	2,273,123	2,210,171
Intangible assets	3	–	28,169
Total non-current assets		2,385,245	3,245,427
Total assets		4,087,773	6,344,169

Balance Sheet as of December 31,	Note	2008	2007
(in thousands)		CHF	CHF
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable			
due to third parties		8	272
due to affiliated companies		13,208	213,053
due to shareholders		6,695	–
Accrued income taxes		161,225	163,179
Other accrued liabilities		7,385	38,512
Total current liabilities		188,521	415,016
Non-current liabilities			
Other long-term liabilities		91,188	96,360
Total non-current liabilities		91,188	96,360
Shareholders' equity	5		
Share capital		60,944	62,347
Legal reserve		560,525	427,763
Reserve for own shares		715,633	1,927,139
Retained earnings		2,470,962	3,415,544
Total shareholders' equity		3,808,064	5,832,793
Total liabilities and shareholders' equity		4,087,773	6,344,169

Statement of Earnings and Retained Earnings

for the year ended December 31,	Note	2008	2007
(in thousands)		CHF	CHF
Income			
Dividend income		92,855	1,613,882
Royalty income	3	22,358	1,702,532
Other investment income		16,234	199,435
Interest income	3	59,423	110,952
Other income		22	142,825
Total income		190,892	3,769,626
Expenses			
Royalty expenses	3	8,679	346,023
Research and development expenses	3	(21,885)	305,275
Outside services and fees		4,708	2,068
Amortization of intangibles	3	–	30,204
Personnel related expenses		1,324	3,532
Administration and other operating expenses		31,331	47,533
Interest and other financial expenses		1,827	2,125
Withholding and miscellaneous taxes		3,945	62,249
Foreign exchange losses, net		151,732	152,582
Write down of treasury shares		48,701	–
Legal claims and settlements expenses, net		–	8,888
Total expenses		230,362	960,479
(Losses) / earnings before income taxes		(39,470)	2,809,147
Income tax expense		3,799	82,113
Net (losses) / earnings		(43,269)	2,727,034
Retained earnings at beginning of the year		3,415,544	2,598,492
Dividend distribution	5	(784,966)	(745,387)
Transfer to reserve for own shares	5	(143,703)	(1,191,979)
Capital reduction	5	27,356	27,384
Retained earnings at end of the year		2,470,962	3,415,544

Notes to the Financial Statements

1. **General**

   The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding of investments.

   Of the outstanding common shares of Alcon, Inc. at December 31, 2008, Nestlé S.A. ("Nestlé") holds 52.3% and Novartis AG ("Novartis") holds 24.8%. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002.

   Other than Nestlé and Novartis, no shareholder reported being a beneficial owner of 5% or more of Alcon, Inc.'s outstanding common shares at December 31, 2008.

2. **Significant Accounting Policies**

   The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

   2.1 *Foreign Currency Translation*

   The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

   For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments and dividend income	- at historical rates
Other assets and liabilities	- at year-end rates
Treasury shares and equity	- at historical rates
Income and expenses	- at average rates

   Profits and losses on exchange are taken into account in arriving at the net earnings, with the exception of unrealized gains, which are deferred.

Notes to the Financial Statements

2.   Significant Accounting Policies (continued)

2.2   Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

2.3   Treasury Shares

Treasury shares are carried at the lower of cost or market.

2.4   Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2008.

3.   Changes to Swiss Operations

In 2008 the Swiss operations have been reorganized resulting in the following significant changes to Alcon, Inc.:

Loans due from group entities have been repaid or were transferred to other Alcon group entities.

All intangible assets have been transferred to another Alcon group entity. Accordingly, research and development expense and royalties (income and expense) have been transferred to such group entity as well effective January 1, 2008. Royalties recorded within fiscal year 2008 represent changes to prior year's charges and accruals.

Notes to the Financial Statements

4.   Investments in Subsidiaries

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued share capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusí S.A.	El Masnou (Barcelona) Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Limited	Hemel Hempstead, Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd	Fribourg Switzerland	Distributor	CHF	200,000	100.00%
Alcon Japan Ltd.	Tokyo Japan	Distributor	JPY (Shares with no nominal value)		100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Mississauga Canada	Distributor	CAD (Shares with no nominal value)		100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios, S.A. de C.V.	Mexico City Mexico	Manufacturer and Distributor	MXN	5,915,300	100.00%

Notes to the Financial Statements

---

4. Investments in Subsidiaries (continued)

Name	Domicile	Activity	Issued share capital		Ownership
Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing China	Manufacturer and Distributor	USD	2,164,635	100.00%
Alcon Laboratories Ireland Limited	Cork Ireland	Manufacturer	EUR	192,501	100.00%
N.V. Alcon Coordination Center	Puurs Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan Italy	Distributor	EUR	1,300,000	99.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul Turkey	Distributor	TRY	25,169,000	100.00%
Alcon Pharma GmbH	Freiburg Germany	Distributor	EUR	511,292	100.00%
Alcon Holdings Inc.	Wilmington USA	U.S. Sub-Holding	USD	10	100.00%
Trinity River International Investments (Bermuda) Ltd.	Bermuda	Finance	USD	12,000	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	120,000	100.00%
WaveLight AG	Erlangen Germany	Manufacturer and Distributor	EUR	6,604,006	92.71%

Notes to the Financial Statements

5.   **Shareholders' Equity**

As of December 31, 2008 the Company's share capital comprises 304,722,706 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2007: 311,735,728 shares).

Equity Reconciliation

in CHF '000	Number of Shares (units)	Share Capital	Legal Reserve	Reserve for Treasury Shares	Retained Earnings	Total
Balance, December 31, 2006	317,343,982	63,469	219,279	1,893,697	2,598,492	4,774,937
Dividend payment	-	-	-	-	-745,387	-745,387
Cancellation of shares	-7,920,000	-1,584	-25,800	-1,023,738	27,384	-1,023,738
Exercise of stock options	2,311,746	462	99,485	-	-	99,947
Changes in reserves for treasury shares	-	-	134,799	1,057,180	-1,191,979	-
Net result	-	-	-	-	2,727,034	2,727,034
Balance, December 31, 2007	311,735,728	62,347	427,763	1,927,139	3,415,544	5,832,793
Dividend payment	-	-	-	-	-784,966	-784,966
Cancellation of shares	-7,657,400	-1,532	-25,824	-1,220,202	27,356	-1,220,202
Exercise of stock options	644,378	129	23,579	-	-	23,708
Changes in reserves for treasury shares	-	-	135,007	8,696	-143,703	-
Net result	-	-	-	-	-43,269	-43,269
Balance, December 31, 2008	304,722,706	60,944	560,525	715,633	2,470,962	3,808,064

A share cancellation of total 7,657,400 shares with a nominal value of CHF 1,531,480 under the share repurchase program was approved at the Annual General Meeting of May 6, 2008. The completion of the cancellation was registered in the Register of Commerce of the Canton of Zug on August 11, 2008.

Conditional Share Capital

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for stock options to employees or directors of the Company and Group companies.

During the year 2008, 644,378 (2007: 2,311,746) new shares were issued based on exercises of stock options by employees and directors. As of December 31, 2008 the Conditional Share Capital amounts to 16,574,894 (2007: 17,219,272) registered shares at CHF 0.20 each, representing a total of CHF 3,314,978.80 (2007: CHF 3,443,854.40).

Notes to the Financial Statements

---

5.   **Shareholders' Equity (continued)**

Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

As a result of 644,378 (2007: 2,311,746) new shares issued during 2008, the legal reserve increased by CHF 23,579,424 (2007: CHF 99,484,884).

Reserve for Own Shares

During the year a total of 1,063,537 (2007: 7,683,224) shares, including 1,176 (2007: 0) shares for a deferred compensation plan and 1,043,400 (2007: 7,657,400) shares under the share repurchase program, were acquired by Alcon, Inc. and subsidiaries at a cost of CHF 145,248,766 (2007: CHF 1,224,368,351). 1,420,196 (2007: 1,865,096) shares, whereof 15,390 (2007: 13,316) related to a deferred compensation plan, were disposed and the reserve was reduced by CHF 136,743,459 (2007: 167,187,877) representing the historical average cost price of these shares. Additionally, 7,657,400 (2007: 7,920,000) shares under the share repurchase program were cancelled at their purchase price of CHF 1,220,202,516 (2007: 1,023,737,834).

The total of 6,221,236 (2007: 14,234,119) own shares, including 146,883 (2007: 161,097) shares for a deferred compensation plan and 1,043,400 (2007: 7,657,400) shares under the share repurchase program, held on December 31, 2008, represents 2.0% (2007: 4.6%) of Alcon, Inc.'s share capital. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2008 the shareholding of a Group company was 5,006,164 (2007: 6,255,666) shares at an acquisition cost of CHF 565,126,512 (2007: CHF 685,713,813).

Notes to the Financial Statements

---

5.   **Shareholders' Equity (continued)**

Share Repurchase Program

(a)   *Shares Cancellation*

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2008.

On May 9, 2007, Alcon's shareholders approved the cancellation of 7,920,000 Alcon common shares, which the Company purchased during 2006. After the fulfillment of certain formal Swiss law requirements, the cancellation became effective in August 2007.

(b)   *Shareholder Agreement*

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of USD 143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

On April 6, 2008, Nestlé and Novartis also executed the Shareholders Agreement that provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of this sale, with one of the additional members designated by Nestlé and one designated by Novartis. Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland. James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the 74 million share sale transaction on July 7, 2008.

Notes to the Financial Statements

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of USD 181 per share and the 4.1 million shares at the first stage price of USD 143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis' call price of USD 181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of USD 143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals. The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(c)   *Share Repurchase Agreement Terminated*

In March 2008, as a result of the then-pending agreement between Nestlé and Novartis discussed above, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs, and terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to USD 1,100 million of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of USD 20 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of December 31, 2008, the Company had remaining authorization to purchase up to 1.8 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. In September 2008, the Company continued to purchase from the public under the pre-existing program up to 1 million Alcon common shares to be presented to the shareholders for retirement. Neither Nestlé nor Novartis participated in this program and their ownership interests did not change materially as a result of these share repurchases.

Notes to the Financial Statements

6. **Commitments and Contingent Liabilities**

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 5.9 million (2007: approximately CHF 100 million).

Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

7. **Risk Assessment**

Alcon, Inc. is the parent company of the Alcon Group and is integrated in the group-wide Enterprise Risk Management ("ERM") process. The ERM process is applied in strategy setting across the Group and designed to identify potential events that may affect entities and manage risks within Group tolerances. Regular reporting is provided to the Board of Directors and Audit Committee. Organizationally, the ERM process is coordinated by the Corporate Strategy and Business Development Department and is applicable to all Group's facilities and operations including corporate functions such as Financial Reporting, Treasury, Income Taxes, Legal, and Information Technology.

To address the requirements of the Swiss Auditing Standard PS 890, a risk analysis was performed for the Company's key financial processes for which internal controls over financial reporting were documented and evaluated for existence. This risk analysis will be assessed at least annually.

Notes to the Financial Statements

---

8. **Directors and Senior Management Compensations**

   A) DIRECTORS AND SENIOR MANAGEMENT

   Directors

   Below is information with respect to our current directors as of December 31, 2008. Unless otherwise indicated, the business address of all of our directors is c/o Alcon, Inc., Bösch 69, P.O. Box 62, 6331, Hünenberg, Switzerland.

Name	Title and Function
Cary R. Rayment	Chairman, President, Chief Executive Officer and Director
Dr. Werner J. Bauer	Director
Francisco Castañer	Vice Chairman and Director
Gerhard Mayr	Director
Lodewijk J.R. de Vink	Director
Thomas G. Plaskett	Director, Audit Committee Chairman
Paul Bulcke	Director
James Singh	Director
Daniel L. Vasella	Director

Joseph M. Weller resigned from the board of directors at the annual general meeting held on May 6, 2008.

Paul Polman resigned from the board of directors effective September 6, 2008.

James Singh joined the Alcon, Inc. board of directors in July 2008.

Daniel Vasella, M.D., joined the Alcon, Inc. board of directors in July 2008 as a representative of Novartis.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009. Alcon entered into a service agreement with Mr. Rayment commencing April 1, 2009 under which he will continue to serve as a director and the non-executive chairman of the board.

On January 8, 2009, Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009. Mr. Buehler will also be nominated as a board member for shareholders' election at the Annual General Meeting on May 5, 2009.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

Senior Management

Our principal subsidiary in the United States is Alcon Laboratories, Inc. Under the supervision of our board of directors, the executive officers of Alcon, Inc. and Alcon Laboratories, Inc. provide global management services with respect to the ongoing business and operations of our operating subsidiaries, including research and development, manufacturing, sales and distribution, marketing, financing and treasury.

Below is information with respect to the current executive officers of Alcon Laboratories, Inc. as of December 31, 2008. Unless otherwise indicated, the business address of all of these officers is c/o Alcon Laboratories, Inc., 6201 South Freeway, Fort Worth, Texas 76134-2099.

Name	Title and Function
Cary R. Rayment	Chairman, President, Chief Executive Officer and Director
Richard J. Croarkin	Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer
Kevin J. Buehler	Senior Vice President, Global Markets and Chief Marketing Officer
Dr. Sabri Markabi	Senior Vice President, Research and Development and Chief Medical Officer
Ed McGough	Senior Vice President, Global Manufacturing and Technical Operations
Elaine E. Whitbeck	Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary

Ed McGough was appointed Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. in January 2008.

Dr. Gerald D. Cagle retired as Senior Vice President, Research and Development and Chief Scientific Officer from the Company effective June 30, 2008.

Dr. Sabri Markabi joined Alcon Laboratories, Inc. as Senior Vice President of Research and Development on March 27, 2008 and was further appointed Chief Medical Officer of Alcon Laboratories, Inc. on July 1, 2008.

On January 8, 2009, Cary Rayment announced his retirement as President and Chief Executive Officer of Alcon Laboratories, Inc. effective March 31, 2009. On the same day, Kevin Buehler was named President and Chief Executive Officer of Alcon Laboratories, Inc. effective April 1, 2009.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

B) COMPENSATION

We provide our board of directors with compensation and benefits that will attract and retain qualified directors. In 2008, all members of our board of directors, except for our Chairman, President and Chief Executive Officer, received an annual cash retainer of USD 85,000 with an additional USD 15,000 for the audit committee chairperson.

In 2008, the numbers of share-settled stock appreciation rights ("SSARs") and restricted share units awarded to non-employee directors were determined by multiplying USD 125,000 by 50% for SSARs and by 50% for restricted share units. The 50% portion for SSARs was divided by the expected Black-Scholes value of an option to purchase one common share on the date of grant. The 50% portion for restricted share units was determined using the discounted value of one common share on the date of grant. Each of the non-employee directors, other than Dr. Vasella, was awarded 1,500 SSARs and 425 restricted share units in 2008. As Dr. Vasella joined the board in July 2008, he was awarded 1,350 SSARs and 375 restricted share units in 2008. In the fiscal years ended December 31, 2008 and 2007 our directors did not receive any other compensation or benefits-in-kind from Alcon, Inc. except as noted above.

We have service contracts with two of our directors and/or nominees. Alcon entered into a service agreement with Cary Rayment commencing April 1, 2009 under which he will continue to serve as a director and the non-executive chairman of the board after his retirement as President and Chief Executive Officer of Alcon, Inc. effective March 31, 2009. Kevin Buehler was named President and Chief Executive Officer of Alcon, Inc. and Alcon Laboratories, Inc. effective April 1, 2009 and has an employment agreement with Alcon Laboratories, Inc. In addition, Timothy R.G. Sear, our former Chairman and Chief Executive Officer, will continue to be provided an office by the Company through May 2010.

During 2008, the executive officers received a combination of SSARs, restricted share units and performance share units from Alcon, Inc. as indicated in this Compensation section.

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2008 and 2007 to the directors of Alcon Laboratories, Inc.

Notes to the Financial Statements

8. **Directors and Senior Management Compensations (continued)**

Directors

Board Compensation - Awards

Name and Function	Year	Cash Retainer		SSARs (3)			Restricted Share Units (4)			Total	
		USD	CHF	#	USD	CHF	#	USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (1)	2008	-		-	-		-	-		-	
	2007	-		-	-		-	-		-	
Dr. Werner J. Bauer, Director (2)	2008	85,000	91,630	-	-		-	-		85,000	91,630
	2007	75,000	90,285	-	-		-	-		75,000	90,285
Francisco Castañer, Vice Chairman and Director (2)	2008	85,000	91,630	-	-		-	-		85,000	91,630
	2007	75,000	90,285	-	-		-	-		75,000	90,285
Gerhard Mayr, Director	2008	85,000	91,630	1,500	61,641	66,449	425	65,726	70,853	212,367	228,932
	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
Lodewijk J.R. de Vink, Director	2008	85,000	91,630	1,500	61,641	66,449	425	65,726	70,853	212,367	228,932
	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
Thomas G. Plaskett, Director, Audit Committee Chairman	2008	100,000	107,800	1,500	61,641	66,449	425	65,726	70,853	227,367	245,102
	2007	85,000	102,323	2,000	81,290	97,857	275	36,550	43,999	202,840	244,179
Paul Bulcke, Director (2)	2008	85,000	91,630	-	-		-	-		85,000	91,630
	2007	-		-	-		-	-		-	
Paul Polman, Director (2)	2008	85,000	91,630	-	-		-	-		85,000	91,630
	2007	75,000	90,285	-	-		-	-		75,000	90,285
James Singh, Director (2)	2008	85,000	91,630	-	-		-	-		85,000	91,630
	2007	-		-	-		-	-		-	
Daniel L. Vasella, M.D., Director	2008	85,000	91,630	1,350	59,925	64,599	375	62,981	67,894	207,906	224,123
	2007	-		-	-		-	-		-	
Joseph M. Weller, Director	2008	-		-	-		-	-		-	
	2007	75,000	90,285	2,000	81,290	97,857	275	36,550	43,999	192,840	232,141
Total	2008	780,000	840,840	5,850	244,848	263,946	1,650	260,159	280,453	1,285,007	1,385,239
Total	2007	535,000	644,033	8,000	325,160	391,428	1,100	146,200	175,996	1,006,360	1,211,457

USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.
USD in 2007 were converted into CHF in this table at the annual average rate of 1.2038.

(1) Excluding compensation received for the function as Chief Executive Officer which is disclosed in the next section.

(2) Cash Retainer for Nestlé representatives paid directly to Nestlé S.A., Vevey.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

(3) SSARs were granted in 2008 and 2007 pursuant to the 2002 Alcon Incentive plan as amended. The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model for 2008: expected volatility, 29.5%; risk-free interest rate, 2.9% to 2.98%; dividend yield, 1.5%; expected life, 5 years.

(4) Restricted Share Units were granted in 2008 and 2007; the value shown is as of the grant date.

In 2008 and 2007, no compensations were paid directly or indirectly to persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

There were no compensations paid directly or indirectly to former members of the board of directors.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

Senior Management

The following compensation table sets forth information regarding compensation and benefits-in-kind paid during the fiscal years ended December 31, 2008 and 2007 to the executive officers of Alcon Laboratories, Inc.

Summary Compensation Table

In USD		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensa-tion	Restricted Share Awards	Securities Underlying SSARs	Performance Share Unit Awards	All Other Compensa-tion	
		USD	USD	USD	USD	USD	USD	USD	USD
Name and Function	**Year**		**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	2008	1,250,000	1,375,000	41,650	2,025,872	3,863,041	2,084,778	187,743	10,828,084
	2007	1,083,333	1,250,000	44,020	2,074,076	5,054,956	-	361,166	9,867,551
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2008	550,000	170,000	21,580	383,014	730,254	394,151	64,822	2,313,821
	2007	208,333	-	107,863	173,216	407,566	-	24,882	921,860
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	2008	315,000	455,000	19,274	459,587	876,297	472,950	638,049	3,236,157
	2007	627,341	430,000	40,363	626,166	1,526,043	-	153,920	3,403,833
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2008	380,769	-	15,573	668,865	641,167	-	42,562	1,748,936
	2007	-	-	-	-	-	-	-	-
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	2008	570,833	390,000	31,580	446,751	851,957	459,741	-123,447	2,627,415
	2007	485,833	275,000	30,500	469,624	1,144,532	-	129,974	2,535,463
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	2008	492,500	300,000	35,474	357,489	681,573	367,884	44,691	2,279,611
	2007	448,333	260,000	36,161	391,288	953,777	-	129,525	2,219,084
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2008	380,000	190,000	27,732	204,195	389,487	210,133	43,481	1,445,028
	2007	-	-	-	-	-	-	-	-
Jacqualyn A. Fouse, Senior Vice President, Finance and Chief Financial Officer	2008	-	-	-	-	-	-	-	-
	2007	320,000	415,000	22,657	626,166	1,526,043	-	206,936	3,116,802
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	2008	-	-	-	-	-	-	-	-
	2007	431,667	265,000	35,188	234,747	572,266	-	132,004	1,670,872
Total	2008	3,939,102	2,880,000	192,863	4,545,773	8,033,776	3,989,637	897,901	24,479,052
	2007	3,604,840	2,895,000	316,752	4,595,283	11,185,183	-	1,138,407	23,735,465

Ms. Fouse resigned as Senior Vice President, Finance and Chief Financial Officer of the Company in July 2007.

Dr. Bens retired as Senior Vice President, Global Manufacturing and Technical Operations of Alcon Laboratories, Inc. effective December 31, 2007.

Notes to the Financial Statements

8   Directors and Senior Management Compensations (continued)

In CHF		Annual Compensation			Long term Compensation				Total
		Salary	Bonus	Other Compensation	Restricted Share Awards	Securities Underlying Options	Performance Share Unit Awards	All Other Compensation	
		CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Name and Function	**Year**		**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	2008	1,347,500	1,482,250	44,899	2,183,890	4,164,358	2,247,391	202,387	11,672,675
	2007	1,304,116	1,504,750	52,991	2,496,773	6,085,156	-	434,772	11,878,558
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2008	592,900	183,260	23,263	412,889	787,214	424,895	69,878	2,494,299
	2007	250,791	-	129,845	208,518	490,628	-	29,953	1,109,735
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	2008	339,570	490,490	20,777	495,435	944,648	509,840	687,817	3,488,577
	2007	755,193	517,634	48,589	753,778	1,837,051	-	185,289	4,097,534
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2008	410,469	-	16,788	721,036	691,178	-	45,882	1,885,353
	2007	-	-	-	-	-	-	-	-
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	2008	615,358	420,420	34,043	481,598	918,410	495,601	-133,077	2,832,353
	2007	584,846	331,045	36,716	565,332	1,377,788	-	156,463	3,052,190
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	2008	530,915	323,400	38,241	385,373	734,736	396,579	48,177	2,457,421
	2007	539,703	312,988	43,531	471,032	1,148,157	-	155,922	2,671,333
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2008	409,640	204,820	29,895	220,122	419,867	226,523	46,873	1,557,740
	2007	-	-	-	-	-	-	-	-
Jacqualyn A. Fouse, Senior Vice President, Finance and Chief Financial Officer	2008	-	-	-	-	-	-	-	-
	2007	385,216	499,577	27,274	753,779	1,837,051	-	249,110	3,752,007
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	2008	-	-	-	-	-	-	-	-
	2007	519,641	319,007	42,359	282,588	688,894	-	158,906	2,011,395
Total	2008	4,246,352	3,104,640	207,906	4,900,343	8,660,411	4,300,829	967,937	26,388,418
	2007	4,339,506	3,485,001	381,305	5,531,800	13,464,725	-	1,370,415	28,572,752

USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.
USD in 2007 were converted into CHF in this table at the annual average rate of 1.2038.

In 2008 and 2007, no compensations were paid directly or indirectly to persons closely related to a member of the senior management by the Company or one of its subsidiaries.

(1)   Bonus paid in 2008 was for 2007 performance. Bonus paid in 2007 was for 2006 performance.

Notes to the Financial Statements

___

8. Directors and Senior Management Compensations (continued)

(2) Includes payments made for car allowance, financial consulting services, executive physicals and other allowances. Also included are additional payments related to relocation for Mr. Croarkin in 2007.

(3) Restricted share units were granted in 2008; restricted shares were granted in 2007 and 2006. The value shown is as of the grant date. Summarized below are the total restricted share units and restricted shares outstanding at year-end and the value by vesting date. The value is based on the closing price of the shares on the NYSE on December 31, 2008 and December 31, 2007. The holders of restricted share units do not have voting rights but have the right to receive a dividend equivalent thereon. The holders of restricted shares have voting rights and the right to receive a dividend equivalent thereon.

December 31, 2008:

Name	Total Restricted Share Units at Dec 31, 2008	Total Restricted Shares at Dec 31, 2008	Value Vesting in 2009	Value Vesting in 2009	Value Vesting in 2010	Value Vesting in 2010	Value Vesting in 2011	Value Vesting in 2011
	(#)	(#)	(USD)	(CHF)	(USD)	(CHF)	(USD)	(CHF)
Cary R. Rayment	13,731	29,658	1,228,325	1,296,743	1,416,872	1,495,792	1,224,668	1,292,882
Richard J. Croarkin	2,596	1,265	-	-	112,825	119,109	231,537	244,434
Dr. Gerald D. Cagle	-	-	-	-	-	-	-	-
Dr. Sabri Markabi	4,617	-	137,263	144,909	137,263	144,909	137,264	144,910
Kevin J. Buehler	3,028	5,725	189,796	200,368	320,816	338,685	270,067	285,110
Elaine E. Whitbeck	2,423	5,501	223,332	235,772	267,302	282,191	216,107	228,144
Ed McGough	1,384	1,165	42,454	44,819	61,452	64,875	123,439	130,315

USD were converted into CHF in this table at the year end rate 1.0557.

December 31, 2007:

Name	Total Restricted Shares at Dec 31, 2007	Value Vesting in 2009		Value Vesting in 2010	
	(#)	(USD)	CHF	(USD)	CHF
Cary R. Rayment	29,658	1,969,947	2,218,160	2,272,333	2,558,647
Richard J. Croarkin	1,265	-	-	180,946	203,745
Dr. Gerald D. Cagle	9,554	680,584	766,338	686,020	772,459
Kevin J. Buehler	5,725	304,389	342,742	514,515	579,344
Elaine E. Whitbeck	5,501	358,172	403,302	428,691	482,706
Dr. G. André Bens	4,052	-	-	-	-

USD were converted into CHF in this table at the year end rate 1.1260.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

(4)   Share-settled stock appreciation rights were granted in 2008 and 2007.

Summarized below are the total securities underlying options, non-qualified stock options and SSARs outstanding.

December 31, 2008:

Name	Total Securities underlying options and SSARs at Dec 31, 2008 (#)	Black-Scholes Value (USD)	Black-Scholes Value (CHF)
Cary R. Rayment	580,884	17,859,583	18,854,362
Richard J. Croarkin	28,993	1,137,820	1,201,197
Dr. Gerald D. Cagle	271,009	6,947,568	7,334,548
Dr. Sabri Markabi	16,916	641,167	676,880
Kevin J. Buehler	122,801	4,178,537	4,411,282
Elaine E. Whitbeck	89,246	3,258,326	3,439,815
Ed McGough	35,210	1,158,713	1,223,253

USD were converted into CHF in this table at the year end rate 1.0557.

December 31, 2007:

Name	Total Securities underlying options at Dec 31, 2007 (#)	Black-Scholes Value ($)	Black-Scholes Value (CHF)
Cary R. Rayment	535,263	14,398,782	16,213,028
Richard J. Croarkin	9,972	407,566	458,919
Dr. Gerald D. Cagle	248,184	6,071,270	6,836,250
Kevin J. Buehler	125,610	3,866,505	4,353,685
Elaine E. Whitbeck	71,493	2,576,753	2,901,424

USD were converted into CHF in this table at the year end rate 1.1260.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

(5)   The 2008 performance share unit awards have a cumulative three-year performance period from 2008 through 2010. The award represents 25% of each participant's total equity award value granted in 2008. The table below represents the potential number of performance share units to be paid in Alcon shares at minimum, target and maximum.

Name	Grant Date	Estimated Future Performance Share Unit Payout		
		Minimum #	Target #	Maximum #
Cary R. Rayment	Feb 11, 2008	-	13,731	27,462
Richard J. Croarkin	Feb 11, 2008	-	2,596	5,192
Dr. Gerald D. Cagle	Feb 11, 2008	-	3,115	6,230
Dr. Sabri Markabi		-	-	-
Kevin J. Buehler	Feb 11, 2008	-	3,028	6,056
Elaine E. Whitbeck	Feb 11, 2008	-	2,423	4,846
Ed McGough	Feb 11, 2008	-	1,384	2,768

(6)   Provides the aggregate amount of employer contributions to the Alcon 401(k) and Retirement Plans, including Company contributions and earnings on allocations made to the Excess 401(k) Plan, additional compensation for premiums paid for Executive Universal Life Insurance and the Umbrella Liability Insurance and earnings / (losses) on salary and/or bonus deferrals made under the non-tax qualified Executive Deferred Compensation Plan.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

Stock Option / SSAR Grant Table

The following table sets forth the SSARs granted during 2008 and 2007.

Name and Function		Alcon SSARs Granted # (1)	Exercise or Base Price (USD)	Expiration Date	Grant Date Present Value (USD) (2)	Grant Date Present Value (CHF) (2)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	2008	100,621	147.54	Feb 11, 2018	3,863,041	4,164,358
	2007	125,211	130.56	Feb 12, 2017	5,054,956	6,085,156
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	2008	19,021	147.54	Feb 11, 2018	730,254	787,214
	2007	9,972	136.93	Sept 06, 2017	407,566	490,628
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	2008	22,825	147.54	Feb 11, 2018	876,297	944,648
	2007	37,800	130.56	Feb 12, 2017	1,526,043	1,837,051
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	2008	16,916	144.87	Apr 3, 2018	641,167	691,178
	2007	-	-	-	-	-
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	2008	22,191	147.54	Feb 11, 2018	851,957	918,410
	2007	28,350	130.56	Feb 12, 2017	1,144,532	1,377,788
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	2008	17,753	147.54	Feb 11, 2018	681,573	734,736
	2007	23,625	130.56	Feb 11, 2017	953,777	1,148,157
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	2008	10,145	147.54	Feb 11, 2018	389,487	419,867
	2007	-	-	-	-	-
Jacqualyn A. Fouse, Senior Vice President, Finance and Chief Financial Officer	2008	-	-	-	-	-
	2007	37,800	130.56	Jul 20, 2007	1,526,043	1,837,051
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	2008	-	-	-	-	-
	2007	14,175	130.56	Feb 12, 2017	572,266	688,894

USD in 2008 were converted into CHF in this table at the annual average rate of 1.0780.
USD in 2007 were converted into CHF in this table at the annual average rate of 1.2038.

Notes to the Financial Statements

8.   **Directors and Senior Management Compensations (continued)**

(1)   SSARs were granted in 2008 and 2007 pursuant to the 2002 Alcon Incentive Plan as amended. In general, these share-based instruments will vest in full on the third anniversary of the date of grant, or upon a participant's death or permanent disability. Where the termination of employment is due to retirement, vesting will occur according to the normal vesting schedule. Upon the involuntary termination of a participant's employment with Alcon (not as a result of disability or death), all vested instruments will be exercisable for 30 days; all unvested and unexercised instruments will be forfeited. Where the termination of employment is due to death or disability, the instruments may be exercisable for 60 months not to exceed the remaining term. Upon voluntary termination, all unexercised instruments will be forfeited.

(2)   The value shown is based on the Black-Scholes model of option valuation to determine grant date "fair value". The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the SSAR is exercised, so there is no assurance the value realized will be at or near the value estimated by this model. The following assumptions were used in the Black-Scholes model for 2008: expected volatility, 29.5%; risk-free interest rate, 2.67% to 2.98%; dividend yield, 1.5%; expected life, 5 years.

Notes to the Financial Statements

8. **Directors and Senior Management Compensations (continued)**

Aggregated Option / SSAR Exercises and Year End Option / SSAR Value Table

December 31, 2008:

Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities underlying Unexercised Options / SSARs at Dec 31, 2008		Value of Unexercised In-the-Money Options / SSARs at Dec. 31, 2008 (USD and CHF)			
			Exercisable	Unexercisable	Exercisable		Unexercisable	
					USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	55,000	6,682,495	259,400	321,484	3,899,046	4,116,223	-	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-	-	28,993	-	-	-	-
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	-	-	177,341	93,668	3,848,245	4,062,592	-	-
Dr. Sabri Markabi, Senior Vice President, Research & Development and Chief Medical Officer	-	-	-	16,916	-	-	-	-
Kevin J. Buehler, Senior Vice President, Global Markets and Chief Marketing Officer	25,000	2,354,500	57,477	65,324	755,851	797,952	-	-
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	-	-	30,477	58,769	310,561	327,859	-	-
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	-	16,327	18,883	294,948	311,377	-	-

USD were converted into CHF in this table at the year end rate 1.0557.

Notes to the Financial Statements

8. Directors and Senior Management Compensations (continued)

December 31, 2007:

Name and Function	Shares Acquired on Exercise	Value Realized (USD)	Number of Securities Underlying Unexercised Options/SSARs at Dec 31, 2007		Value of Unexercised In-the Money Options/SSARs at Dec. 31, 2007 (USD and CHF)			
			Exercisable	Unexercisable	Exercisable		Unexercisable	
					USD	CHF	USD	CHF
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	51,903	6,048,468	162,000	373,263	13,973,790	15,734,488	13,248,761	14,918,105
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	148,625	14,943,670	113,000	135,184	9,277,660	10,446,645	5,257,628	5,920,089
Jacqualyn A. Fouse Senior Vice President, Finance and Chief Financial Officer	72,000	5,167,440	-	-	-	-	-	-
Richard J. Croarkin Senior Vice President, Finance and Chief Financial Officer	-	-	-	9,972	-	-	60,929	68,606
Kevin J. Buehler Senior Vice President, Global Markets and Chief Marketing Officer	28,000	2,413,230	52,000	73,610	3,892,240	4,382,662	2,603,285	2,931,299
Elaine E. Whitbeck Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	30,000	2,500,744	-	71,493	-	-	2,596,842	2,924,044
Dr. G. André Bens Senior Vice President, Global Manufacturing and Technical Operations	-	-	82,500	67,077	7,236,685	8,148,507	2,877,625	3,240,206

USD were converted into CHF in this table at the year end rate 1.1260.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

Board of Directors Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the board of directors.

December 31, 2008:

Name and Function	Total of number of shares held or beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (1)	-	-	-	-
Dr. Werner J. Bauer, Director	2,000	-	-	-
Francisco Castañer, Vice Chairman and Director	2,500	-	-	-
Gerhard Mayr, Director	700	-	3,500	700
Lodewijk J.R. de Vink, Director	6,025	17,500	5,700	1,025
Thomas G. Plaskett, Director, Audit Committee Chairman	1,629	-	5,700	1,025
Paul Bulcke, Director	250	-	-	-
James Singh, Director	1,000	-	-	-
Daniel L. Vasella, M.D., Director	375	-	1,350	375
TOTAL	**14,479**	**17,500**	**16,250**	**3,125**

December 31, 2007:

Name and Function	Total of number of shares held or beneficially owned	Total number of options held	Total of number of SSARs held	Total number of Restricted Share Units held
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director (1)	-	-	-	-
Dr. Werner J. Bauer, Director	2,000	-	-	-
Francisco Castañer, Vice Chairman and Director	2,500	-	-	-
Gerhard Mayr, Director	-	-	2,000	275
Lodewijk J.R. de Vink, Director	5,000	17,500	4,200	600
Thomas G. Plaskett, Director, Audit Committee Chairman	604	3,000	4,200	600
Paul Polman, Director	1,900	-	-	-
Joseph M. Weller, Director	-	-	4,200	600
TOTAL	**12,004**	**20,500**	**14,600**	**2,075**

(1) See "Senior Management Participation Rights" on the next page.

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

In 2008 and 2007, no participation rights were held directly or indirectly by persons closely related to a member of the board of directors by the Company or one of its subsidiaries.

All directors mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Senior Management Participation Rights

The following table sets forth the aggregate number of participation rights held by the members of the senior management.

December 31, 2008:

Name and Function	Total of number of shares held or beneficially owned (1)	Total number of options held	Total of number of SSARs held	Total number of other awards held (2)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	90,622	259,400	321,484	13,731
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	6,457	-	28,993	2,596
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	67,422	177,341	93,668	3,115
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	4,617	-	16,916	-
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	11,781	57,477	65,324	3,028
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	10,347	30,477	58,769	2,423
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	3,933	16,327	18,883	1,384
TOTAL	**195,179**	**541,022**	**604,037**	**26,277**

Notes to the Financial Statements

8.   Directors and Senior Management Compensations (continued)

December 31, 2007:

Name and Function	Total of number of shares held or beneficially owned (1)	Total number of options held	Total of number of SSARs held	Total number of other awards held (2)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	61,626	314,400	220,863	-
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	1,265	-	9,972	-
Dr. Gerald D. Cagle, Senior Vice President, Research and Development and Chief Scientific Officer	73,861	177,341	70,843	-
Kevin J. Buehler, Senior Vice President, Global Markets and Chief Marketing Officer	5,725	82,477	43,133	-
Elaine Whitbeck, Senior Vice President, Chief Legal Officer/General Counsel and Corporate Secretary	5,501	30,477	41,016	-
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	40,278	119,750	29,827	-
TOTAL	**188,256**	**724,445**	**415,654**	**-**

(1) Includes Restricted Shares and Restricted Share Units.
(2) Includes Performance Share Units.

In 2008 and 2007, no participation rights were held directly or indirectly by persons closely related to a member of the senior management by the Company or one of its subsidiaries.

All officers mentioned above had direct or beneficial membership of less than 1% of the outstanding shares and voting rights.

Notes to the Financial Statements

---

8.   **Directors and Senior Management Compensations (continued)**

Loans and Credits

There were no outstanding loans or credits granted to any current or former member of the board of directors, senior management, or any person closely related to a member of the board of directors or senior management as at December 31, 2008 and as at December 31, 2007.

2002 Alcon Incentive Plan

Eligibility and Award Limits

Our employees and non-employee directors and employees of our subsidiaries and affiliates are eligible to receive awards under the 2002 Alcon Incentive Plan. Employees of Nestlé and its subsidiaries other than Alcon entities are not eligible to receive awards under this plan.

Under the 2002 Alcon Incentive Plan, limits are placed on the maximum award amounts that may be granted to any employee in any plan year. The maximum number of shares subject to stock options/stock appreciation rights that may be issued to any participant during any calendar year shall not exceed 750,000. The maximum number of shares that may be issued to any participant as restricted shares during any calendar year shall not exceed 200,000.

Administration

The 2002 Alcon Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to recommend and set the terms and conditions of the grant awards. Our board of directors is responsible for approving the recommendations of the compensation committee.

For our employees who are not considered executive officers, the compensation committee may delegate its authority under the Alcon Incentive Plan to our executive officers, subject to certain guidelines.

Notes to the Financial Statements

8. **Directors and Senior Management Compensations (continued)**

Shares Reserved for Awards

Under the 2002 Alcon Incentive Plan, a total of 30 million common shares may be issued for awards. Through December 31, 2008, approximately 13.3 million of these common shares had been issued under this plan.

The board of directors has the authority to make appropriate adjustments to the limits described above as well as to the terms of outstanding awards, in the event of any transaction that affects the common shares such as share splits, share dividends or other similar events.

Awards of stock options that expire unexercised, stock appreciation rights or restricted shares that are forfeited under the terms of this plan or stock appreciation rights that are exercised for cash are not included in applying the maximum limit for our common shares available for grant under this plan.

Annual and Long Term Incentive Awards

Annual and long term incentive awards may be granted under the 2002 Alcon Incentive Plan. The awards are considered earned only if corporate, business segment or performance goals over the performance period satisfy the conditions established by the compensation committee and approved by the board of directors. The performance objectives, which may vary from employee to employee, are based on one or more financial measures and additional non-financial measures.

The board of directors determines whether awards are paid in the form of cash, common shares or any combination of these items.

Under the 2002 Alcon Incentive Plan, selected executive officers may be awarded performance-based incentive awards, subject to a maximum limit.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

Stock Options

Under the 2002 Alcon Incentive Plan, we may grant to eligible employees stock options that are either incentive stock options or nonqualified stock options. To date, the stock options granted have been nonqualified stock options, which do not and will not qualify as incentive stock options for federal income tax purposes under Section 422 of the U.S. Internal Revenue Code of 1986.

The compensation committee will recommend to the board of directors for approval the number and type of stock options to grant, as well as the exercise price, applicable vesting schedule, option term and any applicable performance criteria. Unless otherwise decided by the board of directors, stock options will vest in full on the third anniversary of the date of grant, or on an option holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock option awards will not be accelerated upon the option holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of an option holder's employment, all vested options will be exercisable for 30 days; provided, however, that where the termination of employment is due to (i) retirement or (ii) death or disability, they may be exercisable for their remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all options (vested and unvested) forfeit on the date of termination. The grant price for any stock option will be not less than the fair market value of our common shares on the grant date. Unless the board of directors provides for a different period, stock options will have a term of ten years.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

Stock Appreciation Rights

We may grant stock appreciation rights, which will entitle the holder to receive an amount equal to the difference between the fair market value and the grant price. The compensation committee will recommend to the board of directors for approval the number of stock appreciation rights to grant, as well as the exercise price, applicable vesting schedule, term and any applicable performance criteria. The amount may be settled either in stock or in cash, as designated by the award agreement. Unless determined otherwise by the board of directors, stock appreciation rights will vest in full on the third anniversary of the date of grant or on a holder's death, permanent disability or retirement (as defined in the 2002 Alcon Incentive Plan). Beginning with awards granted in 2006, vesting of stock appreciation rights will not be accelerated upon the holder's retirement, but will vest according to the regular vesting schedule. Upon the involuntary termination of a holder's employment, all vested stock appreciation rights will be exercisable for 30 days; provided, however, that where the termination is due to (i) retirement or (ii) death or disability, they may be exercisable for the remaining term, or for 60 months not to exceed the remaining term, respectively. Some vesting requirements have been modified in accordance with local laws and the approval of the board. Upon voluntary termination of employment, all stock appreciation rights (vested and unvested) forfeit on the date of termination. Stock appreciation rights granted in tandem with stock options can be exercised only if the related stock option is exercisable at that time. Unless the board of directors provides for a different period, stock appreciation rights will have a term of ten years.

Restricted Shares / Restricted Share Units

The Company may grant restricted shares/restricted share units. Restricted shares are common shares granted to a participant subject to restrictions determined by the board of directors. Restricted share units entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value of such shares on the date of vesting. A restricted share or restricted share unit will vest and become transferable upon satisfaction of the conditions set forth in the restricted share / restricted share unit award agreements. Restricted share/restricted share unit awards will be forfeited if a recipient's employment terminates prior to vesting of the award. The compensation committee will recommend to the board of directors for approval the number of restricted share / restricted share unit awards to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the restricted share/restricted share unit award agreements, restricted share/restricted share unit awards will vest upon a holder's death or permanent disability or retirement at or after age 62. Vesting of restricted share awards/restricted share unit awards upon a holder's retirement after age 55 with 10 years of service and prior to age 62 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining shares/share units being forfeited. Holders of restricted shares will have voting rights and receive dividend equivalents prior to vesting. Holders of restricted share units have no voting rights and receive dividend equivalents prior to vesting.

Notes to the Financial Statements

---

8.   Directors and Senior Management Compensations (continued)

Performance Share Units

Performance share units vest upon a service requirement and achievement of specific Alcon business objectives as selected by the Compensation Committee in its discretion and approved by Alcon's board of directors. The metrics for the 2008 grant consist of cumulative earnings per share ("EPS") growth target with relative total shareholder return ("TSR") as a modifier, both of which are measured over a three-year period. At the beginning of the performance period, the Compensation Committee establishes a total equity award value for each participant. The performance share unit portion reflects 25% of the established total value. The actual value of the units awarded to the employee will be adjusted based on Alcon's cumulative EPS and TSR during the three-year performance period. The adjustment will be accomplished by multiplying the target award by the applicable EPS award percentage and the TSR multiplier, which may result in an award from 0 to 200%. The compensation committee will recommend to the board of directors for approval the number of performance share units to grant, applicable vesting schedule, term and any applicable performance criteria. Unless otherwise specified in the award agreement, the performance share unit award will vest upon a holder's death or permanent disability or retirement at or after age 62. Vesting of performance share unit awards upon a holder's retirement after age 55 with 10 years of service and prior to age 62 will have accelerated vesting of 33% for each full year of service after the date of award with the remaining performance share units being forfeited. Holders of performance share units have no voting rights and do not receive dividend equivalents prior to vesting.

Other Share-Based Awards

The 2002 Alcon Incentive Plan also allows to provide awards that are denominated in or valued by reference to the common shares. The grant price for the award will not be less than the fair market value of the common shares on the grant date. The compensation committee will recommend to the board of directors for approval the number and type of award to grant, applicable vesting schedule, term and any applicable performance criteria.

Notes to the Financial Statements

---

8.   **Directors and Senior Management Compensations (continued)**

Change-of-Control Provisions

In the event of a change-of-control (as defined under the 2002 Alcon Incentive Plan), the following events will occur for annual share-based awards granted prior to December 31, 2008, if the agreement covering the award so provides:

- all stock options and stock appreciation rights will become fully vested and exercisable;

- all restrictions on outstanding restricted shares and restricted share units will lapse;

- all outstanding cash incentive awards will vest and be paid out on a prorated basis; and

- all performance share unit awards will continue to vest under their original terms unless achievement of performance goals can no longer be measured, in which case 100% of each employee's awards vest upon completion of the individual service requirements.

For share-based awards granted on or after January 1, 2009, the board approved modifications to the change-of-control provisions. Vesting of future awards will accelerate upon the occurance of both a change-of-control and either involuntary termination, other than "for cause," or voluntary termination for "good reason" within six months preceding or two years following the change-of-control.

Notes to the Financial Statements

8.   **Directors and Senior Management Compensations (continued)**

Alcon Executive Deferred Compensation Plan

The Company adopted the Alcon Executive Deferred Compensation Plan (the "DCP") effective October 25, 2002. The DCP allows certain U.S. employees the opportunity to defer the receipt of salary, bonus and restricted shares. The DCP further provides that restricted shares deferred by eligible executives can only be invested in Alcon common shares and distributed as Alcon common shares at the end of the deferral period.

Summary of Restricted Shares Deferred held.

Name and Function	Restricted Shares Deferred Dec 31, 2008 (#)	Restricted Shares Deferred Dec 31, 2007 (#)
Cary R. Rayment, Chairman, President, Chief Executive Officer and Director	32,502	31,969
Richard J. Croarkin, Senior Vice President, Finance and Chief Financial Officer	-	-
Dr. Gerald D. Cagle, Senior Vice President Research and Development and Chief Scientific Officer	-	-
Dr. Sabri Markabi, Senior Vice President Research & Development and Chief Medical Officer	-	-
Kevin J. Buehler, Senior Vice President Global Markets and Chief Marketing Officer	-	-
Elaine E. Whitbeck , Senior Vice President / Chief Legal Officer/ General Counsel and Corporate Secretary	-	-
Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations	-	-
Dr. G. André Bens, Senior Vice President, Global Manufacturing and Technical Operations	-	18,428

9.   **Subsequent Events**

The Board of Directors will propose to the shareholders at the Annual General Meeting that the Company cancels 1,043,400 shares repurchased under the share repurchase program by the end of December 31, 2008. Any shares repurchased under the repurchase program during 2009 shall be cancelled at a later date.

Proposed Appropriation of Retained Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 2,470,962,094 are to be appropriated as follows:

	CHF
Dividend for 2008, CHF 3.95 per share on 298,540,768 shares	1,179,236,034
Dividend for 2008, CHF 3.95 per share on 7,068,697 shares relating to the Alcon Incentive Plan and share repurchase program (a)	27,921,353
Balance to be carried forward	1,263,804,707
	2,470,962,094

(a) This represents the Board of Directors' expectation of shares reserved for stock options and share-settled stock appreciation rights that may be exercised in 2009 and for restricted shares and restricted share units, less any treasury shares acquired in 2009, all prior to the record date for dividend payments.

Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date and with any shares acquired by Alcon, Inc. and subsidiaries in 2009 and held in Treasury on the dividend record date will be transferred to retained earnings.

Of the proposed dividend in 2007 the balance of CHF 19,826,147 was transferred to retained earnings.

The gross dividend amounts to CHF 3.95 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 2.5675 per share will be payable.